Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

KNOCKOUT PARENT INC.,

KNOCKOUT MERGER SUB INC.,

DATTO HOLDING CORP.,

KASEYA HOLDINGS INC., solely for the limited purposes set forth herein

and

KASEYA INC., solely for the limited purposes set forth herein

Dated as of April 11, 2022

i

3.20	Compliance with Laws	41
3.21	Data Privacy	41
3.22	Legal Proceedings; Orders	42
3.23	Insurance	42
3.24	Anti-Corruption Compliance	42
3.25	Sanctions	42
3.26	Compliance with Export/Import Laws	43
3.27	Brokers	43
3.28	Related Person Transactions	44
3.29	Company Information	44
3.30	No Other Representations or Warranties	44

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		44

4.1	Organization; Good Standing	44
4.2	Corporate Power; Enforceability	45
4.3	Non-Contravention	45
4.4	Requisite Governmental Approvals	45
4.5	No Foreign Person	45
4.6	Legal Proceedings; Orders	46
4.7	Ownership of Company Common Stock	46
4.8	Brokers	46
4.9	Operations of Parent and Merger Sub	46
4.10	No Parent Vote or Approval Required	47
4.11	Guarantee	47
4.12	Financing	47
4.13	Stockholder and Management Arrangements	49
4.14	Solvency	49
4.15	Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans	49
4.16	Parent and Merger Sub Information	50
4.17	No Other Representations or Warranties	50

ARTICLE V INTERIM OPERATIONS OF THE COMPANY		51

5.1	Affirmative Obligations	51
5.2	Forbearance Covenants	51
5.3	No Solicitation	55
5.4	No Control of the Other Party’s Business	59

ARTICLE VI ADDITIONAL COVENANTS		60

6.1	Required Action and Forbearance; Efforts	60
6.2	Antitrust and Regulatory Matters	60
6.3	Written Consent; Preparation of the Information Statement	63
6.4	Financing	65

6.5	Financing Cooperation	67
6.6	Anti-Takeover Laws	70
6.7	Access	70
6.8	Section 16(b) Exemption	71
6.9	Directors’ and Officers’ Exculpation, Indemnification and Insurance	71
6.10	Employee Matters	74
6.11	Obligations of Merger Sub	76
6.12	Notification of Certain Matters	76
6.13	Public Statements and Disclosure	77
6.14	Transaction Litigation	77
6.15	Stock Exchange Delisting; Deregistration	77
6.16	Additional Agreements	77
6.17	Parent Vote	78
6.18	Certain Arrangements	78
6.19	FIRPTA Affidavits	78

ARTICLE VII CONDITIONS TO THE MERGER		78

7.1	Conditions to Each Party’s Obligations to Effect the Merger	78
7.2	Conditions to the Obligations of Parent and Merger Sub	79
7.3	Conditions to the Company’s Obligations to Effect the Merger	80

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		80

8.1	Termination	80
8.2	Manner and Notice of Termination; Effect of Termination	82
8.3	Fees and Expenses	83
8.4	Amendment	85
8.5	Extension; Waiver	86

ARTICLE IX GENERAL PROVISIONS		86

9.1	Survival of Representations, Warranties and Covenants	86
9.2	Notices	86
9.3	Assignment	87
9.4	Confidentiality	88
9.5	Entire Agreement	88
9.6	Third Party Beneficiaries	88
9.7	Severability	89
9.8	Remedies	89
9.9	Governing Law	90
9.10	Consent to Jurisdiction	91
9.11	WAIVER OF JURY TRIAL	91
9.12	No Recourse	92
9.13	Company Disclosure Letter References	92
9.14	Counterparts	92

EXHIBITS

Exhibit A	Certificate of Incorporation of the Company
Exhibit B	Form of Written Consent

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 11, 2022, by and among Knockout Parent Inc., a Delaware corporation and a wholly owned subsidiary of Kaseya Inc (“Parent”), Knockout Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Datto Holding Corp., a Delaware corporation (the “Company”), solely for purposes of Section 3.30, Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.6, Section 4.10, Section 4.16, Section 4.17, Section 6.2 and Section 6.13, Kaseya Holdings Inc., a Delaware corporation (“Kaseya Parent”) and, solely for purposes of Section 3.30, Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.6, Section 4.10, Section 4.12, Section 4.16, Section 4.17, Section 6.4 and Section 6.13, Kaseya Inc., a Delaware corporation (“Kaseya Inc.”). Each of Parent, Merger Sub and the Company are sometimes referred to herein as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in this Agreement.

RECITALS

A. The Company Board has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company being the surviving corporation in the Merger, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; and (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL.

B. Each of the board of directors of Parent and the board of directors of Merger Sub have (i) declared it advisable to enter into this Agreement; and (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein.

C. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered (i) a guarantee (the “Guarantee”) from each of the parties set out at Section 1.1 of the Parent Disclosure Letter (each, a “Guarantor”), in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, each Guarantor is guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement, (ii) a commitment letter, pursuant to which each Guarantor has committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein; and (iii) a commitment letter among Parent and the lenders, pursuant to which the lenders have committed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein for the purpose of consummating the Transactions.

D. Parent, Merger Sub and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means any confidentiality agreement (x) in effect as of the date hereof or (y) executed, delivered and effective after the date hereof and, in either case, containing terms that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not contain any “standstill” or similar provision or otherwise prohibit the making of any Acquisition Proposal.

(b) “Acquisition Proposal” means any bona fide written offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

(c) “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i) any direct or indirect purchase or other acquisition by any Person or Group, whether from the Company or any other Person(s), of shares of Company Common Stock representing more than 15% of the Company Common Stock outstanding (by vote or economic interests) after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 15% of the Company Common Stock outstanding after giving effect to the consummation of such tender or exchange offer;

(ii) any direct or indirect purchase, license or other acquisition by any Person or Group, or stockholders of any such Person or Group, of more than 15% of the consolidated assets, net revenue or net income of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof as determined in good faith by the Company Board);

(iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company or any of its Subsidiaries pursuant to which any Person or Group, or stockholders of any such Person or Group, would hold, directly or indirectly, shares of Company Common Stock representing more than 15% of the equity interests of the surviving or resulting entity of such transaction after giving effect to the consummation of such transaction; or

(iv) any combination of the foregoing.

(d) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise. For the avoidance of doubt, except for the purposes of Section 6.2(a) and (c) with respect to any investment funds or investment vehicles affiliated with or under common management with Insight Venture Management, LLC, none of Insight Venture Management, LLC, TPG Global, LLC, the Principal Stockholders or any investment funds or investment vehicles affiliated with or under common management with Insight Venture Management, LLC, TPG Global, LLC, the Principal Stockholders, any portfolio company (as such term is commonly understood in the private equity industry) or investment of Insight Venture Management, LLC, TPG Global, LLC, the Principal Stockholders or any other Person that would otherwise be an Affiliate of Insight Venture Management, LLC, TPG Global, LLC, or the Principal Stockholders pursuant to this definition shall be an “Affiliate” of the Company or any of its Subsidiaries, or Kaseya Parent, Parent or Merger Sub.

(e) “Antitrust Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other Laws, in any jurisdiction, whether domestic or foreign, in each case that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(f) “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2021 set forth in the Company’s Form 10-K filed by the Company with the SEC on February 23, 2022.

(g) “Business Day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by Law to be closed in New York, New York.

(h) “Bylaws” means the Amended and Restated Bylaws of the Company.

(i) “CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as signed into law by the President of the United States on March 27, 2020.

(j) “Cash on Hand” means all cash and cash equivalents in bank accounts of the Company or any of its Subsidiaries.

(k) “Charter” means the Third Amended and Restated Certificate of Incorporation of the Company.

(l) “Code” means the Internal Revenue Code of 1986.

(m) “Company Board” means the Board of Directors of the Company.

(n) “Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

(o) “Company Credit Agreement” means the Credit Agreement, dated as of October 23, 2020, as amended from time to time, among the Company, the Subsidiaries identified therein, Bank of America, N.A., as administrative agent and the lending institutions from time to time party thereto and the lending institutions named therein as letters of credit issuers, and all pledge, security and other agreements and documents related thereto.

(p) “Company Equity Awards” means, collectively, the Company Options, Company RSUs and Company PSUs.

(q) “Company ESPP” means the Datto Holding Corp. 2021 Employee Stock Purchase Plan, as amended from time to time.

(r) “Company Group” means the Company and its Subsidiaries.

(s) “Company Indebtedness” means, collectively, debt outstanding under the Company Credit Agreement.

(t) “Company Intellectual Property” means all Intellectual Property used in or necessary for the business of the Company or any of its Subsidiaries.

(u) “Company Owned Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

(v) “Company Material Adverse Effect” means any change in circumstance, change, event, effect, development or occurrence that, individually or in the aggregate, with all other changes in circumstances, changes, events, effects, developments or occurrences that have occurred on or prior to the date of determination of the occurrence of the Company Material Adverse Effect, has or would be reasonably expected to have, a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, that none of the following (by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred (subject to the limitations set forth below):

(i) general economic conditions, or conditions in the global, international or regional economy generally;

(ii) conditions in the financial markets, credit markets or capital markets, including (A) changes in interest rates or credit ratings; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii) conditions in the industries in which the Company and its Subsidiaries conduct business or in any specific jurisdiction or geographical area in which the Company conducts business, or changes therein;

(iv) regulatory, legislative or political conditions;

(v) any geopolitical conditions, outbreak of hostilities, armed conflicts, acts of war (whether or not declared), sabotage or terrorism, cyberterrorism or military actions, including any escalation or worsening of the foregoing or any threats thereof;

(vi) earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, and other force majeure events, including any escalation or worsening of any of the foregoing;

(vii) the negotiation, execution, delivery or performance of this Agreement or the announcement of this Agreement or the pendency of the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with customers, suppliers, lenders, lessors, business partners, employees, regulators, Governmental Authorities, vendors or any other third Person (other than for purposes of the representations and warranties contained in Section 3.5);

(viii) the compliance by any Party with the terms of this Agreement, including any action taken or refrained from being taken pursuant to or in accordance with this Agreement;

(ix) any action taken or refrained from being taken, in each case to which Parent has, in writing, approved or consented to following the date of this Agreement, any failure to take any action resulting from Parent’s failure to grant any consent requested by the Company to take any action expressly prohibited by this Agreement;

(x) changes or proposed changes in GAAP or other accounting standards or in any applicable Laws (or the enforcement or interpretation of any of the foregoing), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any law, regulation or policy (or the enforcement thereof) by any Governmental Authority, or any panel or advisory body empowered or appointed thereby;

(xi) any epidemics, pandemics (including COVID-19 and any evolutions or mutations thereof), plagues, other outbreaks of illness or public health events, including any escalation or worsening of any of the foregoing;

(xii) any changes in the price or trading volume of the Company Common Stock, in and of itself (it being understood that the underlying cause of such change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder);

(xiii) any failure by the Company and its Subsidiaries to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of any such failure in clauses (A) or (B) may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder);

(xiv) the availability or cost of equity, debt or other financing to Parent or Merger Sub;

(xv) any Transaction Litigation or any demand or Legal Proceeding for appraisal of the fair value of any shares of Company Common Stock pursuant to the DGCL in connection herewith;

(xvi) the identity of, or any facts or circumstances relating to, Guarantor, Parent, Merger Sub, or the respective Affiliates of the foregoing, the respective financing sources of or investors in the foregoing, or the respective plans or intentions of the foregoing, with respect to the Company or its business; and

(xvii) any breach by Parent or Merger Sub of this Agreement

except, in each case of clauses (i), (ii), (iii), (iv), (v), (vi), (x) and (xi) to the extent that such change circumstances, inaccuracies, violations, changes, events, effects, developments or occurrences have had a materially disproportionate adverse effect on the Company relative to other companies operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred.

(w) “Company Options” means any options to purchase shares of Company Common Stock, whether granted pursuant to any of the Company Stock Plans or otherwise.

(x) “Company Preferred Stock” means the preferred stock, par value $0.001 per share, of the Company.

(y) “Company PSUs” means awards of performance-based restricted stock units of the Company, whether granted pursuant to any of the Company Stock Plans or otherwise.

(z) “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned or purported to be owned by, or filed in the name of, the Company or any of its Subsidiaries.

(aa) “Company RSUs” means awards of restricted stock units of the Company, whether granted pursuant to any of the Company Stock Plans or otherwise.

(bb) “Company Stock Plans” means the Datto Holding Corp. Omnibus Incentive Plan, the Merritt Topco, Inc. Amended and Restated 2017 Stock Option Plan, the Autotask Superior Holdings 2013 Stock Option Plan, the Company ESPP and each other Employee Plan that provides for or has provided for the award of rights of any kind to receive shares of Company Common Stock or benefits measured in whole or in part by reference to shares of Company Common Stock.

(cc) “Company Stockholders” means the holders of shares of Company Common Stock.

(dd) “Company Termination Fee” means an amount equal to $185,665,475.

(ee) “Computer Systems” means all computer hardware (whether general or special purpose), electronic data processing systems, information technology systems, computer systems, and Software, including any information technology, or computer systems that are owned or used by the Company or any of its Subsidiaries in the conduct of their respective businesses.

(ff) “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (including those on vacation, sick leave, maternity leave, military service, lay-off, disability or other paid time off or leave of absence) and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(gg) “Contract” means any (i) binding written contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or (ii) other binding agreement.

(hh) “COVID-19” means the coronavirus (COVID-19) pandemic, including any evolutions or mutations of the coronavirus (COVID-19) disease, and any further epidemics or pandemics arising therefrom.

(ii) “COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, protocols or guidelines promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and the Families First Coronavirus Response Act.

(jj) “Debt Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing, including any commitment letter relating thereto, and the parties to any joinder agreements or any definitive documentation entered pursuant thereto or relating thereto (the foregoing, collectively, the “Lenders”), along with their respective Affiliates and their and their respective Affiliates’ former, current and future officers, directors, employees, agents and representatives and their respective successors and assigns.

(kk) “Designated Jurisdiction” means any country or territory to the extent that such country or territory itself is the subject of any Sanction, including without limitation, the Crimea region of Ukraine, Cuba, Iran, North Korea, Syria, and the so-called Donetsk and Luhansk People’s Republics.

(ll) “DOJ” means the United States Department of Justice or any successor thereto.

(mm) “DPA” means Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

(nn) “Employee Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each other bonus, commission, stock option, stock appreciation right, restricted stock, restricted stock unit, performance stock unit, stock purchase or other equity-based, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, deferred compensation, severance, separation, termination, retention, change of control, stay bonus, and other similar material plan, program, agreement or arrangement (whether or not in writing) that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employee or other individual service provider of the Company or any of its Subsidiaries or otherwise with respect to which the Company or any of its Subsidiaries has an current or potential liability, other than any such plan, scheme or arrangement that is sponsored by a Governmental Authority.

(oo) “Environmental Law” means any applicable Law in effect on or prior to the Closing Date relating to the protection of the environment (including ambient air, surface water, groundwater or land) or pollution.

(pp) “Environmental Permits” means Governmental Authorizations required under Environmental Laws.

(qq) “ERISA” means the Employee Retirement Income Security Act of 1974.

(rr) “ERISA Affiliate” means each entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included any of the Company or its Subsidiaries, or that is a member of the same “controlled group” as any of the Company or its Subsidiaries pursuant to Section 4001(a)(14) of ERISA.

(ss) “Exchange Act” means the Securities Exchange Act of 1934.

(tt) “Foreign Investment Laws” means laws in any jurisdiction, that are designed or intended to prohibit, restrict, or regulate direct or indirect acquisitions, investments or ownership or control of assets by a foreign investor.

(uu) “FTC” means the United States Federal Trade Commission or any successor thereto.

(vv) “GAAP” means generally accepted accounting principles in the United States, consistently applied and as in effect from time to time.

(ww) “Governmental Authority” means any government, political subdivision, governmental, administrative, self-regulatory or regulatory entity or body, department, commission, board, agency or instrumentality, or other legislative, executive or judicial governmental entity, and any court, tribunal, judicial or arbitral body, in each case whether federal, national, state, county, municipal, provincial, local, foreign or multinational.

(xx) “Governmental Authorization” means any authorizations, approvals, licenses, franchises, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements issued by or obtained from, and any notices, filings, registrations, qualifications, declarations and designations with, a Governmental Authority.

(yy) “Group” has the meaning as used in Section 13(d) of the Exchange Act.

(zz) “Hazardous Substance” means any toxic or hazardous material, substance or waste defined or regulated under Environmental Laws.

(aaa) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(bbb) “Indebtedness” means any indebtedness for borrowed money, liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities which for the avoidance of doubt does not include undrawn letters of credit or banker’s acceptances or similar items, and Indebtedness of others guaranteed by the Company or any of its Subsidiaries or secured by any lien or security interest on the assets of the Company or any of its Subsidiaries.

(ccc) “Intellectual Property” means: (i) all United States and foreign patents and applications therefor (“Patents”); (ii) all copyrights, copyright registrations and applications therefor (“Copyrights”); (iii) trademarks, service marks, trade dress rights and similar designations of origin and rights therein, and registrations and applications for registration thereof, together with all of the goodwill associated with any of the foregoing (“Marks”); (iv) rights in Software, trade secrets and confidential information; and (v) any other intellectual property or proprietary rights anywhere in the world.

(ddd) “Intervening Event” means any positive change, event, effect, development or circumstance that (A) was not known or reasonably foreseeable to the Company Board on the date of this Agreement (or, if known by the Company Board, the consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement) and (B) does not relate to (i) any Acquisition Proposal, or (ii) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date hereof in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (ii) may be considered and taken into account).

(eee) “Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of the Company’s Tim Weller, John Abbot and Bob Petrocelli, in each case after reasonable inquiry of such individual’s direct reports.

(fff) “Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any award, order or decision of an arbitrator or arbitration panel with jurisdiction over the parties and subject matter of the dispute.

(ggg) “Legal Proceeding” means any claim, action, charge, audit, lawsuit, litigation, investigation, arbitration or other similar legal proceeding brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

(hhh) “Material Contract” means any of the following Contracts:

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries, taken as whole;

(ii) any Contract containing any covenant or other provision (A) limiting the right of the Company or any of its Subsidiaries to engage in any line of business that is material to the Company or any of its Subsidiaries, (B) prohibiting or restricting the Company or any of its Subsidiaries from engaging in any business with any Person or levying a fine, charge or other payment for doing so, or (C) containing and limiting the right of the Company or any of its Subsidiaries pursuant to any “most favored nation”, “exclusivity” or similar provisions;

(iii) any Contract relating to the disposition or acquisition of equity or real or tangible assets by the Company or any of its Subsidiaries outside of the ordinary course of business pursuant to which the Company or its Subsidiaries have material continuing obligations;

(iv) with any customer of the Company or any of its Subsidiaries who, in the year ended December 31, 2021, was one of the ten (10) largest sources of revenues for the Company and its Subsidiaries, based on amounts paid or payable (excluding any purchase orders entered into in the ordinary course of business);

(v) with any vendor of the Company or any of its Subsidiaries who, in the year ended December 31, 2021, was one of the ten (10) largest sources of payment obligations for the Company and its Subsidiaries, based on amounts paid or payable (excluding any purchase orders entered into in the ordinary course of business);

(vi) relating to or evidencing indebtedness of the Company or any Subsidiary of the Company in excess of $10 million (excluding intercompany loans between the Company and any of its Subsidiaries or between any Subsidiaries of the Company);

(vii) any Contract that is an agreement in settlement of a dispute that imposes material obligations on the Company or any of its Subsidiaries as of the date hereof; and

(viii) any Contract that involves a material joint venture, profit sharing, or similar agreement from which the Company or any of its Subsidiaries recognized revenues in excess of $5 million during the Company’s 2021 fiscal year (excluding distribution or resale agreements entered in the ordinary course of business).

(iii) “NYSE” means the New York Stock Exchange and any successor stock exchange or inter-dealer quotation system operated by the New York Stock Exchange or any successor thereto.

(jjj) “Open Source Software” means any Software that is licensed pursuant to (i) any license that is a license now approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, (ii) any license under which Software is licensed as “free software” or “open source software” by the Open Source Foundation or the Free Software Foundation, or (iii) any similar licensing or distribution model.

(kkk) “Organizational Documents” means the certificate of incorporation, bylaws, certificate of formation, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a legal entity.

(lll) “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests that are not yet due or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) liens imposed by applicable Law (other than Laws in respect of Tax); (v) pledges or deposits to secure obligations pursuant to workers’ compensation Law or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) defects, imperfections or irregularities in title, charges, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property; (viii) any non-exclusive license with respect to Intellectual Property entered into in the ordinary course; (ix) liens pursuant to any Company Indebtedness that will be released at Closing; (x) statutory, common Law or contractual liens (or other encumbrances of any type) securing payments not yet due, including liens of landlords pursuant to the terms of any lease or liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company or any of its Subsidiaries; (xi) matters that would be disclosed by an accurate survey or inspection of the Real Property; or (xii) liens (or other encumbrances of any type), other than with respect to Intellectual Property, that do not materially and adversely affect the use or operation of the property or other assets subject thereto.

(mmm) “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(nnn) “Principal Stockholders” means Vista Foundation Fund II, L.P., Vista Foundation Fund II-A, L.P., VFF II FAF, L.P., Vista Foundation Fund II Executive, L.P., Vista Foundation Associates II, LLC and Merritt VI Aggregator, LLC.

(ooo) “Proprietary Software” means all Software owned or purported to be owned by the Company or any of its Subsidiaries.

(ppp) “Registered Intellectual Property” means all United States, international and foreign (i) Patents and Patent applications (including provisional applications); (ii) registered Marks and applications to register Marks (including intent-to-use applications); (iii) registered Copyrights and applications for Copyright registration; and (iv) domain name registrations.

(qqq) “Sanction(s)” means any sanction administered or enforced by the United States Government, including without limitation the Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council, the European Union, Her Majesty’s Treasury (“HMT”) or other relevant sanctions authority.

(rrr) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(sss) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(ttt) “Securities Act” means the Securities Act of 1933.

(uuu) “Software” means all computer software, applications and software code (in any format, including object code or source code), software implementations of algorithms, models and methodologies, and related documentation and materials.

(vvv) “Subsidiary” means, with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing more than 50% such securities or ownership interests, in each case, are at the time directly or indirectly owned by such first Person.

(www) “Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisors and outside legal counsel) is reasonably likely to be consummated in accordance with its terms (taking into account any legal, regulatory, financial, timing, financing, the identity of the Person making the proposal, and other aspects of such proposal that the Company Board (or a committee thereof) considers relevant), and if consummated, would be more favorable, from a financial point of view, to the Company Stockholders (in their capacity as such) than the Merger (taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to (i) “15%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%” and (ii) “the Company Common Stock outstanding (by vote or economic interests)” will be deemed to be references to “the aggregate voting power of the Company or the economic ownership of the Company.”

(xxx) “Tax” means any U.S. federal, state and local and non-U.S. taxes, assessments and similar governmental charges and impositions (including taxes based upon or measured by gross receipts, income, profits, sales, use, or occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise and property taxes) imposed by any Governmental Authority, together with any interest, penalties and additions to tax imposed thereon.

(yyy) “Tax Return” means any return, declaration, report, statement, or information return required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(zzz) “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates (and/or their respective directors and/or executive officers) or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transactions, other than any Legal Proceedings among the Parties related to this Agreement, the Guarantee, the Equity Commitment Letter or the Debt Commitment Letter.

(aaaa) “Transactions” means the Merger, the Financing and the other transactions contemplated by this Agreement.

(bbbb) “Vested Company Option” means a Company Option that is unexpired, unexercised, outstanding, and vested as of immediately prior to the Effective Time or that vests in accordance with its terms as in effect as of the date hereof as a result of the consummation of the Transactions.

(cccc) “Vested Company PSU” means a Company PSU that is unexpired, unexercised, outstanding, and vested as of immediately prior to the Effective Time or that vests in accordance with its terms as in effect as of the date hereof as a result of the consummation of the Transactions (including for the avoidance of doubt, any Company PSUs, if any, for which the applicable vesting condition is met prior to or as a result of the consummation of the Transactions).

(dddd) “Vested Company RSU” means a Company RSU that is unexpired, unexercised, outstanding, and vested as of immediately prior to the Effective Time or that vests in accordance with its terms as in effect as of the date hereof as a result of the consummation of the Transactions.

(eeee) “WARN” means the United States Worker Adjustment and Retraining Notification Act of 1988 and any similar foreign, state or local Law.

1.2 Index of Defined Terms. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
401(k) Plans	6.10(f)
Agreement	Preamble
Alternate Financing	6.4(d)
Alternative Acquisition Agreement	5.3(b)
Annual Bonus	6.10(e)
Anti-Corruption Laws	3.24
Anti-Money Laundering Laws	3.25
Capitalization Date	3.7(a)
Cash Replacement Company PSU Amounts	2.8(c)(ii)
Cash Replacement Company RSU Amounts	2.8(b)(ii)
Cash Replacement Option Amounts	2.8(a)(ii)
Certificate of Merger	2.2
Certificates	2.9(c)
Chosen Courts	9.10
Closing	2.3
Closing Date	2.3
Commitment Letters	4.12(a)
Company	Preamble
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	5.3(d)(i)
Company Disclosure Letter	Article III
Company Incentive Plan	6.10(e)
Company Plans	6.10(c)
Company Related Parties	8.3(f)(ii)
Company SEC Documents	Article III
Company Securities	3.7(d)
Confidentiality Agreement	9.4
Copyrights	1.1(aaa)
DGCL	Recitals
D&O Insurance	6.9(c)
Data Protection Requirements	3.21
Debt Commitment Letter	4.12(a)
Debt Financing	4.12(a)
Dissenting Company Shares	2.7(c)
DTC	2.9(d)
Effective Time	2.2
Electronic Delivery	9.14
Equity Commitment Letters	4.12(a)

Term	Section Reference
Equity Financing	4.12(a)
Export/Import Laws	3.26
FCPA	3.24
Final Exercise Date	2.8(e)
Financing	4.12(a)
Financing Sources	4.12(a)
Guarantee	Recitals
Guarantor	Recitals
HMT	1.1(ooo)
Indemnified Persons	6.9(a)
Information Statement	6.3(b)(i)
International Employee Plans	3.18(a)
IP Contracts	3.16(d)
Kaseya Parent	1.1(d)
Lease	3.14
Leased Real Property	3.14
Marks	1.1(aaa)
Maximum Annual Premium	6.9(c)
Merger	Recitals
Merger Sub	Preamble
New Plan	6.10(d)
No-Shop Period Start Date	5.3(a)
Notice Period	5.3(e)(ii)(3)
OFAC	1.1(ooo)
Old Plans	6.10(d)
Owned Company Shares	2.7(a)(iii)
Owned Real Property	3.14
Parent	Preamble
Parent Breach Notice Period	8.1(g)
Parent Disclosure Letter	Article IV
Parent Material Adverse Effect	7.3(a)
Parent Related Parties	8.3(f)(i)
Party	Preamble
Patents	1.1(aaa)
Payment Agent	2.9(a)
Payment Fund	2.9(b)
Per Share Price	2.7(a)(ii)
Personal Information	3.21
Preferred Equity Commitment Letter	4.12(a)
Preferred Equity Financing	4.12(a)
Preferred Equity Investors	4.12(a)
Real Property	3.14
Representatives	5.3(a)
Required Amount	4.12(c)
Requisite Stockholder Approval	3.4

Term	Section Reference
Sanctioned Persons	3.25
Surviving Corporation	2.1
Termination Date	8.1(c)
Parent Termination Fee	8.3(c)(i)
Third Party Financing	4.12(a)
Uncertificated Shares	2.9(c)
Unvested Company Option	2.8(a)(ii)
Unvested Company PSU	2.8(c)(ii)
Unvested Company RSU	2.8(b)(ii)
Vested Equity Award Consideration	2.8(c)(i)
Vested Option Consideration	2.8(a)(i)
Vested PSU Consideration	2.8(c)(i)
Vested RSU Consideration	2.8(b)(i)
Written Consent	3.4

1.3 Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated and references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b) When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g) When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i) Unless the context otherwise requires, any definition of or reference to any Law or any provision of any Law herein shall be construed as referring to such Law as from time to time amended, supplemented or modified, including by succession of comparable successor Laws and references to the rules and regulations promulgated thereunder or pursuant thereto.

(j) References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof.

(k) All accounting terms used herein will be interpreted in accordance with GAAP. An item arising with respect to a specific representation or warranty will be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent that any such phrase appears in such representation or warranty, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that is specifically related to such item; or (ii) such item is specifically set forth on the balance sheet or financial statements or is specifically set forth in the notes thereto (provided that an amount with respect to such item is included in such notes).

(l) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(m) The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(n) The Parties agree that they have been represented by legal counsel during the negotiation, execution and delivery of this Agreement and therefore waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(o) Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been posted to a virtual data room managed by the Company at www.dfsvenue.com prior to 5:00 p.m. New York City time at least 24 hours prior to the execution and delivery of this Agreement.

(p) All references to time shall refer to New York City time unless otherwise specified.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, on the Closing Date, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger and as a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3 The Closing. The consummation of the Merger will take place at a closing (the “Closing”) to occur at (a) 9:00 a.m., New York City time, remotely by exchange of documents and signatures (or their electronic counterparts), on a date to be agreed upon by Parent, Merger Sub and the Company that is no later than the fifth Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing; in each case of clause (a) and (b), the Closing shall not take place before the date that is 45 days from the date hereof without the written consent of Parent. The date on which the Closing occurs is referred to as the “Closing Date.”

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to read as set forth in Exhibit A attached hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation (subject to Section 6.9(a)).

(b) Bylaws. At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation, except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended as provided by the DGCL, the certificate of incorporation and such bylaws (subject to Section 6.9(a)).

2.6 Directors and Officers. The Parties shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time, and the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation immediately following the Effective Time, in each case, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in each case as provided in the Organizational Documents of the Surviving Corporation and by applicable Law.

2.7 Effect on Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the securities described in this Section 2.7, the following will occur:

(i) each share of common stock, par value $0.01 per share, of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time will automatically be canceled and converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation;

(ii) each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Company Shares) will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $35.50, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11); and

(iii) each share of Company Common Stock that is (A) held by the Company as treasury stock or (B) owned by Parent or any of its Subsidiaries (including Merger Sub), in each case as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b) Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Stock occurring on or after the date of this Agreement and prior to the Effective Time.

(c) Statutory Rights of Appraisal. Notwithstanding anything to the contrary set forth in this Agreement, if required by the DGCL (but only to the extent required thereby), Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than the Owned Company Shares) and that is held by holders of such Company Common Stock who have not consented to the adoption of this Agreement in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL with respect to any such Company Common Stock held by any such holder (the “Dissenting Company Shares”) will not be converted into the right to receive the Per Share Price pursuant to this Section 2.7, and holders of such Dissenting Company Shares will be entitled to receive payment of the fair value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL unless and until any such holder fails to perfect or effectively withdraws or loses their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such rights, such Dissenting Company Shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive the Per Share Price without interest thereon and the Surviving Corporation shall remain liable for payment of the Per Share Price without interest thereon for such Dissenting Company Shares in accordance with this Agreement. At the Effective Time, any holder of Dissenting Company Shares will cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Parent (i) prompt notice of any demands received by the Company for appraisal of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands. Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands. For purposes of this Section 2.7(c), “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares, and Parent may offer comments or suggestions with respect to such demands but, prior to the Effective Time, will not be afforded any decision-making power or other authority over such demands except for the payment, settlement or compromise consent set forth above.

2.8 Equity Awards and Company ESPP.

(a) Company Options. At the Effective Time, each Company Option that is unexpired, unexercised and outstanding as of immediately prior to the Effective Time, whether vested or unvested, will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be treated as follows:

(i) Vested Company Options. Subject to Section 2.8(a)(iii), each Vested Company Option shall be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (A) the number of shares of Company Common Stock subject to such Vested Company Option as of immediately prior to the Effective Time and (B) the excess, if any, of the Per Share Price over the exercise price per share of such Vested Company Option (the “Vested Option Consideration”).

(ii) Unvested Company Options. Subject to Section 2.8(a)(iii), each Company Option that is unexpired, unexercised, and outstanding as of immediately prior to the Effective Time that is not a Vested Company Option (an “Unvested Company Option”) shall be cancelled and replaced with a right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (A) the aggregate number of shares of Company Common Stock subject to such Unvested Company Option multiplied by (B) the excess, if any, of the Per Share Price over the applicable per share exercise price for such Unvested Company Option (the “Cash Replacement Option Amounts”), which Cash Replacement Option Amounts will, subject to the holder’s continued service with Parent or its Affiliates (including the Surviving Corporation or its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Company Option for which such Cash Replacement Option Amounts were exchanged would have vested and been payable pursuant to its terms (including, for the avoidance of doubt, with respect to any terms providing for acceleration of vesting pursuant to any Employee Plan as in effect on the date hereof). All Cash Replacement Option Amounts will have the same terms and conditions (including with respect to vesting) as applied to the award of Unvested Company Options for which they were exchanged, except for terms rendered inoperative by reason of the Transactions or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Cash Replacement Option Amounts.

(iii) Out-of-the-Money Company Options. Notwithstanding the foregoing, any Company Option with an exercise price per share equal to or greater than the Per Share Price will be cancelled without any action on the part of the holder thereof and without any cash payment being made in respect thereof.

(b) Company RSUs. At the Effective Time, each Company RSU that is outstanding as of immediately prior to the Effective Time will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof be treated as follows:

(i) Vested Company RSUs. Each Vested Company RSU shall be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (A) the Per Share Price and (B) the total number of shares of Company Common Stock subject to such Vested Company RSU as of immediately prior to the Effective Time (the “Vested RSU Consideration”); provided, that, to the extent any such amount relates to a Vested Company RSU that is nonqualified deferred compensation subject to Section 409A of the Code, the Surviving Corporation shall pay such amounts, without interest and subject to applicable withholding Taxes, at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Vested Company RSU that shall not trigger a Tax or penalty under Section 409A of the Code.

(ii) Unvested Company RSUs. Each Company RSU that is outstanding as of immediately prior to the Effective Time that is not a Vested Company RSU (an “Unvested Company RSU”) shall be cancelled and replaced with a right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to (A) the Per Share Price multiplied by (B) the total number of shares of Company Common Stock subject to such Unvested Company RSU immediately prior to the Effective Time (the “Cash Replacement Company RSU Amounts”), which Cash Replacement Company RSU Amounts will, subject to the holder’s continued service with Parent or its Affiliates (including the Surviving Corporation or its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Company RSUs for which such Cash Replacement Company RSU Amounts were exchanged would have vested and been payable pursuant to its terms (including, for the avoidance of doubt, with respect to any terms providing for acceleration of vesting pursuant to any Employee Plan as in effect on the date hereof). All Cash Replacement Company RSU Amounts will have the same terms and conditions (including with respect to vesting) as applied to the Unvested Company RSU for which they were exchanged, except for terms rendered inoperative by reason of the Transactions or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Cash Replacement Company RSU Amounts.

(c) Company PSUs. At the Effective Time, each Company PSU that is outstanding as of immediately prior to the Effective Time will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof be treated as follows:

(i) Vested Company PSUs. Each Vested Company PSU shall be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (A) the Per Share Price and (B) the total number of shares of Company Common Stock subject to such Vested Company PSU as of immediately prior to the Effective Time (the “Vested PSU Consideration,” together with the Vested Option Consideration and the Vested RSU Consideration, the “Vested Equity Award Consideration”); provided, that, to the extent any such amount relates to a Vested Company PSU that is nonqualified deferred compensation subject to Section 409A of the Code, the Surviving Corporation shall pay such amounts, without interest and subject to applicable withholding Taxes, at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Vested Company PSU that shall not trigger a Tax or penalty under Section 409A of the Code.

(ii) Unvested Company PSUs. Each Company PSU that is outstanding as of immediately prior to the Effective Time that is not a Vested Company PSU (an “Unvested Company PSU”) shall be cancelled and replaced with a right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to (A) the Per Share Price multiplied by (B) the total number of shares of Company Common Stock subject to such Unvested Company PSU immediately prior to the Effective Time (the “Cash Replacement Company PSU Amounts”), which Cash Replacement Company PSU Amounts will, subject to the holder’s continued service with Parent or its Affiliates (including the Surviving Corporation or its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Company PSUs for which such Cash Replacement Company PSU Amounts were exchanged would have vested and been payable pursuant to its terms (including, for the avoidance of doubt, with respect to any terms providing for acceleration of vesting pursuant to any Employee Plan as in effect on the date hereof). All Cash Replacement Company PSU Amounts will have the same terms and conditions (including, with respect to vesting and any applicable performance conditions) as applied to the Unvested Company PSU for which they were exchanged, except for terms rendered inoperative by reason of the Transactions or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Cash Replacement Company PSU Amounts.

(d) Payment Procedures. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate Vested Equity Award Consideration owed to all holders of Vested Company Options, Vested Company RSUs and Vested Company PSUs (collectively, the “Vested Equity Award Holders”). As promptly as reasonably practicable, but in any event no later than the first regularly scheduled payroll date that is no less than five Business Days after the Closing Date, the Vested Equity Award Holders will be paid by the Company or the Surviving Corporation, through its payroll system or payroll provider, all amounts required to be paid to such holders in respect of Vested Company Options, Vested Company RSUs and Vested Company PSUs that are cancelled and converted into a cash payment pursuant to this Section 2.8, less any required withholding pursuant to Section 2.12.

(e) Treatment of Company ESPP. As soon as practicable following the date hereof, the Company shall take all actions necessary or required under the Company ESPP or applicable Law to ensure that (i) except for the offering period under the Company ESPP in effect as of the date hereof, no offering period under the Company ESPP will be authorized or commenced after the date hereof; (ii) no new participants will commence participation in the Company ESPP after the date hereof; (iii) no Company ESPP participant will be permitted to increase such participant’s payroll deduction election or contribution rate in effect as of the date hereof or to make separate non-payroll contributions on or following the date hereof, except as may be required by applicable Law; (iv) each purchase right under the Company ESPP outstanding as of the date hereof shall be exercised as of no later than three Business Days prior to the date on which the Effective Time occurs (the “Final Exercise Date”); (v) each Company ESPP participant’s accumulated contributions under the Company ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the Company ESPP as of the Final Exercise Date; and (vi) the Company ESPP will terminate effective as of (and subject to the occurrence of) immediately prior to the Effective Time, but subsequent to the exercise of purchase rights on the Final Exercise Date (in accordance with the terms of the Company ESPP). All shares of Company Common Stock purchased on the Final Exercise Date shall be cancelled at the Effective Time and converted into the right to receive the Per Share Price in accordance with the terms and conditions of this Agreement. At the Effective Time, any funds credited as of such date under the Company ESPP that are not used to purchase shares on the Final Exercise Date within the associated accumulated payroll withholding account for each participant under the Company ESPP shall be refunded to the applicable participant in accordance with the terms of the Company ESPP.

(f) Further Actions. The Company shall take all action necessary to effect the cancellation and conversion of Unvested Company Options, Unvested Company RSUs and Unvested Company PSUs and to effectuate the treatment of the Company ESPP upon the Effective Time and otherwise to give effect to this Section 2.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act).

2.9 Exchange of Certificates.

(a) Payment Agent. Prior to the Closing, Parent shall (i) select a nationally recognized bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”); and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b) Payment Fund. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock become entitled pursuant to Section 2.7; provided, that the Company shall, at the written request of Parent, deposit with the Payment Agent at the Closing such portion of such aggregate consideration from the Company Group’s Cash on Hand as specified in such request. Until disbursed in accordance with the terms and conditions of this Agreement, such cash shall be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Payment Fund”). To the extent that (A) there are any losses with respect to any investments of the Payment Fund; (B) the Payment Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Payment Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Payment Fund so as to ensure that the Payment Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any income from investment of the Payment Fund will be payable to Parent or the Surviving Corporation as Parent directs. The Payment Fund shall not be used for any purpose other than the payment to holders of Company Common Stock as contemplated by Section 2.7.

(c) Payment Procedures. Promptly following the Effective Time (and in any event within three Business Days), Parent and the Surviving Corporation shall cause the Payment Agent to mail to each holder of record as of immediately prior to the Effective Time (other than Owned Company Shares) of one or more certificates that immediately prior to the Effective Time represented issued and outstanding shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares, as applicable) (the “Certificates” (if any)) (i) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent), and (ii) instructions for effecting the surrender of the Certificates in exchange for the Per Share Price payable with respect to the shares of Company Common Stock formerly represented thereby pursuant to Section 2.7. Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such Certificates by (y) the Per Share Price (less any applicable withholding Taxes payable in respect thereof), and the Certificates so surrendered will forthwith be cancelled. Notwithstanding anything to the contrary in this Agreement, no record holder of uncertificated shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares, as applicable) (the “Uncertificated Shares”) will be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7 with respect of such Uncertificated Shares. In lieu thereof, such record holder, upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request), will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares by (2) the Per Share Price (less any applicable withholding Taxes payable in respect thereof), and the transferred Uncertificated Shares will be cancelled. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Price payable upon the surrender of such Certificates and transfer of Uncertificated Shares pursuant to this Section 2.9(c). Until so surrendered or transferred, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Per Share Price without interest thereon, payable in respect thereof pursuant to Section 2.7.

(d) DTC Payment. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”) with the objective that the Payment Agent shall transmit to DTC or its nominee on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (i) the number of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time multiplied by (ii) the Per Share Price.

(e) Transfers of Ownership. If payment of the Per Share Price is to be made to a Person other than the Person in whose name the surrendered Certificate or transferred Uncertificated Share in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate or Uncertificated Share surrendered or shall have established to the reasonable satisfaction of Parent that such Tax either has been paid or is not applicable.

(f) No Liability. Subject to applicable Law and notwithstanding anything to the contrary in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Distribution of Payment Fund to Parent. Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Effective Time will be delivered to Parent (or the Surviving Corporation as directed by Parent) upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.9 shall thereafter look for payment of the Per Share Price without interest thereon, payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Law), as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares two years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.10 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (a) all shares of Company Common Stock will no longer be outstanding and will automatically be cancelled, retired and cease to exist; and (b) each holder of Certificates or Uncertificated Shares theretofore representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the Per Share Price payable therefor in accordance with Section 2.7, or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(c). The Per Share Price paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11 Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its reasonable discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12 Required Withholding. Each of the Payment Agent, Parent, the Company and the Surviving Corporation (without duplication) shall be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock, Company Options, Company RSUs and Company PSUs such amounts as are required to be deducted or withheld therefrom pursuant to any Law in respect of Taxes. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid in satisfaction of the corresponding obligations hereunder.

2.13 No Dividends or Distributions. No dividends or other distributions with respect to the capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements, schedules and other documents filed or furnished by the Company with the SEC on or after October 20, 2020 (the “Company SEC Documents”) (other than any disclosures contained (i) in the risk factors sections of such Company SEC Documents, except to the extent such information consists of factual and/or historical statements, or (ii) in any forward-looking statements in such Company SEC Documents that are of a nature that they speculate about future developments); or (b) subject to the terms of Section 9.13, as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Organization; Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.2 Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its obligations hereunder; and (c) subject to receiving the Written Consent, consummate the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

3.3 Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a) Company Board Approval. The Company Board has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and conditions set forth herein; and (iii) resolved to recommend that the Company Stockholders adopt this Agreement and approve the Merger in accordance with the DGCL (collectively, the “Company Board Recommendation”), which Company Board Recommendation has not been withdrawn, rescinded or modified in any way as of the date hereof.

(b) Fairness Opinion. The Company Board has received from Qatalyst Partners LP an oral opinion, subsequently confirmed in writing, to the effect that as of the date thereof and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the Per Share Price to be received pursuant to, and in accordance with, the terms of this Agreement by the holders of shares of Company Common Stock (other than Parent or any affiliate of Parent) is fair, from a financial point of view, to such holders. As of the date of this Agreement, the foregoing opinion has not been withdrawn, revoked or modified in any respect.

(c) Anti-Takeover Laws. Assuming the accuracy of the representations of Parent and Merger Sub set forth in Section 4.7, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in any applicable “anti-takeover” Law will not be applicable to the Merger.

3.4 Written Consent. Except for the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Company Common Stock entitled to vote to adopt this Agreement (the “Requisite Stockholder Approval”), no other vote or approval of the holders of any class or series of capital stock of the Company is necessary pursuant to applicable Law, Contract, the Charter or the Bylaws to adopt this Agreement and consummate the Merger. The delivery of written consent substantially in the form attached hereto as Exhibit B (the “Written Consent”) to approve and adopt this Agreement and the Merger in accordance with Section 228 and Section 251(c) of the DGCL will satisfy the Requisite Stockholder Approval.

3.5 Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of obligations hereunder, and the consummation of the Transactions (a) do not violate or conflict with any provision of the Charter or the Bylaws; (b) do not violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract; (c) do not, assuming the Governmental Authorizations referred to in Section 3.6 are obtained and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law applicable to the Company or any of its Subsidiaries; and (d) will not result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.6 Requisite Governmental Approvals. No Governmental Authorization is required on the part of the Company in connection with (a) the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including the filing of the Information Statement with the SEC and compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the NYSE; (iv) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws; and (v) such other Governmental Authorizations the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.7 Company Capitalization.

(a) Capital Stock. The authorized capital stock of the Company consists of (i) 500,000,000 shares of Company Common Stock; and (ii) 50,000,000 shares of Company Preferred Stock. As of April 8, 2022 (such time and date, the “Capitalization Date”), (A) 164,696,070 shares of Company Common Stock were issued and outstanding excluding treasury shares; and (B) no shares of Company Preferred Stock were issued and outstanding; and (C) 362,126 shares of Company Common Stock (all of which are Company Common Stock) were held by the Company as treasury shares. All issued and outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights.

(b) Stock Reservation and Awards. As of the Capitalization Date, the Company has reserved 41,978,681 shares of Company Common Stock for issuance pursuant to the Company Stock Plans. As of the Capitalization Date, there were (i) outstanding Company Options to acquire 6,255,580 shares of Company Common Stock with a weighted average exercise price of $10.78 per share (excluding Company Options outstanding under the Company ESPP); (ii) 4,914,385 shares of Company Common Stock subject to outstanding Company RSUs; and (iii) 366,948 shares of Company Common Stock subject to outstanding Company PSUs (assuming achievement of target levels of performance). From the Capitalization Date to the date of this Agreement, the Company has not issued or granted any shares of Company Common Stock or Company Equity Awards, other than pursuant to the exercise of Company Options or the vesting and settlement of Company RSUs or Company PSUs, in each case, which were granted prior to the date of this Agreement and disclosed in the prior sentence and has not issued any Company Preferred Stock.

(c) Section 3.7(c)(i) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the Capitalization Date, and with respect to each outstanding Company Equity Award, the name of the holder of such Company Equity Award, the grant date of such Company Equity Award, the applicable vesting schedule (and the terms of any acceleration rights thereof), and, to the extent applicable, the per share exercise price of such Company Equity Award and the expiration date. Each Company Equity Award was granted in accordance with the terms of the applicable Employee Plan and award agreements thereunder and all applicable governing law. Section 3.7(c)(ii) of the Company Disclosure Letter sets forth each employee or other individual service provider with an offer letter or other Contract or Employee Plan that contemplates a grant of, or right to purchase or receive Company Equity Awards, that in each case, have not been issued or granted as of the date of this Agreement, together with the number of such options, other equity awards or other equity securities and any promised terms thereof.

(d) Company Securities. Except as set forth in Sections 3.7(a) and (b), as of the date of this Agreement, there are (i) no issued and outstanding shares of capital stock of, or other equity or voting interest in, the Company other than those which have become outstanding after the Capitalization Date, which were reserved for issuance as of the Capitalization Date as set forth in Section 3.7(b); (ii) no outstanding options, warrants, calls, convertible or exchangeable securities or other rights or binding arrangements that obligate the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests (in each case other than to the Company or a Subsidiary thereof); (B) grant, extend or enter into any such subscription, option, warrant, call, convertible or exchangeable security, or other similar right, agreement or commitment relating to any capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries; and (iii) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company or any of its Subsidiaries (the items in clauses (i), (ii) and (iii), collectively, the “Company Securities”).

(e) Other Rights. There are no (i) voting trusts, proxies or similar arrangements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries; or (ii) obligations or binding commitments of any character to which the Company or any of its Subsidiaries is a party or by which it is bound (A) restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries, (B) to make payments based on the price or value of any Company Securities or (C) granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities. As of the date of this Agreement, the Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock.

(f) Subsidiaries. The Company or a wholly owned Subsidiary of the Company owns one hundred percent of the capital stock of each direct or indirect Subsidiary of the Company. There are no outstanding (i) securities convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, warrants or other rights or arrangements obligating the Company Group to acquire from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company; or (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries.

3.8 Subsidiaries.

(a) Each of the Subsidiaries of the Company (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of the jurisdiction of its organization and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Subsidiaries of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company does not own, directly or indirectly, any capital stock or other equity interest of, or any other securities convertible or exchangeable into or exercisable for capital stock or other equity interest of, any Person other than the Subsidiaries of the Company. No Subsidiary of the Company owns any shares of capital stock or other securities of the Company.

3.9 Company SEC Documents. Since October 20, 2020 and through the date of this Agreement, the Company has filed all forms, reports and documents with the SEC that have been required to be filed by it pursuant to applicable Laws prior to the date of this Agreement. Each Company SEC Document complied, as of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Company SEC Document was filed, and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, in each case, that no representation is made as to the accuracy of any financial projections or forward-looking statements filed or furnished by the Company with the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act.

3.10 Company Financial Statements; Internal Controls; Indebtedness.

(a) Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company filed with the Company SEC Documents (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto); and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments). Except as has been described in the Company SEC Documents, there are no unconsolidated Subsidiaries of the Company or any off- balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b) Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications as of the date of this Agreement. There were no material weaknesses, or significant deficiencies that in the aggregate would amount to a material weakness, identified in the management of the Company’s assessment of internal controls as of and for the year ended December 31, 2021 (nor has any such material weakness been identified since such date through the date hereof).

(c) Internal Controls. Since December 31, 2021 through the date of this Agreement, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by the Company Group that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company Group. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents.

(d) Indebtedness. Section 3.10(d) of the Company Disclosure Letter contains a true, correct and complete list of all Indebtedness of the Company Group as of the date hereof.

(e) Cash on Hand. As of the date hereof, Cash on Hand in bank accounts denominated in U.S. dollars was not less than the amount set forth on Section 3.10(e) of the Company Disclosure Letter.

3.11 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that would be required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP or notes thereto, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Documents filed prior to the date of this Agreement; (b) arising in connection with the Transactions or in connection with obligations under existing Contracts or applicable Law; (c) incurred in the ordinary course of business; and (d) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.12 Absence of Certain Changes.

(a) Since December 31, 2021 through the date of this Agreement, except in connection with the Transactions, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business (other than in connection with modifications, suspensions and/or alterations of operations resulting from, or determined by the Company to be advisable and reasonably necessary in response to, COVID-19 or any COVID-19 Measures) and the Company has not taken any action that would be prohibited by Section 5.2 (other than Sections 5.2(c), 5.2(d), 5.2(g), 5.2(i), 5.2(j) and 5.2(l)) (to the extent related to the foregoing subsections), if taken or proposed to be taken after the date hereof.

(b) Since December 31, 2021, there has not been any change in circumstance, effect, event, change, development or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.13 Material Contracts.

(a) List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts, as in effect as of the date of this Agreement, to which the Company or any of its Subsidiaries is a party.

(b) Validity. Each Material Contract (other than any Material Contract that has expired in accordance with its terms) is valid and binding on the Company or each Subsidiary of the Company that is a party thereto and is in full force and effect, except where the failure to be valid and binding and in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries, and, to the Knowledge of the Company, as of the date of this Agreement, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where the failure to fully perform would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, as of the date of this Agreement, any other party thereto, except for such breaches and defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Notices from parties to Material Contracts. To the Knowledge of the Company, since the date of the Audited Company Balance Sheet to the date hereof, the Company has not received any notice from or on behalf of any party to a Material Contract indicating that such party intends to terminate, or not renew, any Material Contract with such party.

3.14 Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries have good and valid fee simple title to all of the real property owned by the Company and its Subsidiaries (the “Owned Real Property”), free and clear of liens, except Permitted Liens; (b) the Company and its Subsidiaries have a good and valid leasehold interest in all of its Leased Real Property, free and clear of all liens (except for Permitted Liens); (c) each lease, license, sublease and occupancy agreement (each, a “Lease”) with respect to material real property leased, licensed, subleased or otherwise used by the Company or its Subsidiaries as lessee or sublessee (the “Leased Real Property,” together with the Owned Real Property, the “Real Property”), is valid and binding on the Company or its Subsidiaries and is in full force and effect and, to the Knowledge of the Company, valid and binding on, and enforceable against, the other parties thereto; and (d) neither the Company nor any of its Subsidiaries is in breach or default under any of the Leases, beyond any applicable grace periods. Section 3.14 of the Company Disclosure Letter sets forth a true and complete list of all material Owned Real Property and material Leased Real Property.

3.15 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the Knowledge of the Company, the Company and its Subsidiaries are in compliance with all applicable Environmental Laws and Environmental Permits, (ii) since January 1, 2021 to the date of this Agreement, no written notice of violation of, or liability arising under, any Environmental Law has been received by the Company or any of its Subsidiaries, the substance of which has not been resolved, (iii) no Legal Proceeding is pending or, to the Knowledge of the Company as of the date of this Agreement, threatened against the Company or any of its Subsidiaries under any Environmental Law, and (iv) to the Knowledge of the Company, there has been no release of Hazardous Substances by the Company or any of its Subsidiaries on Real Property owned or operated by the Company or any of its Subsidiaries in violation of Environmental Laws so as to give rise to any liabilities of the Company or its Subsidiaries pursuant to any Environmental Laws.

3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of all Company Registered Intellectual Property. All Company Registered Intellectual Property is subsisting, valid and, to the Knowledge of the Company, enforceable. The Company has maintained all material Registered Intellectual Property in the ordinary course consistent with reasonable business practices.

(b) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no Company Owned Intellectual Property is subject to any Legal Proceeding or outstanding legal order to which any Company Group member is a named party restricting in any manner the use, transfer or licensing thereof by the Company or any of its Subsidiaries.

(c) The Company or one of its Subsidiaries exclusively owns and has good and valid legal title to each item of material Company Owned Intellectual Property free and clear of any liens (other than Permitted Liens).

(d) The Company and each of its Subsidiaries, as applicable, owns, or is licensed or otherwise possesses sufficient rights to use, all material Company Intellectual Property that is used in or necessary in its respective business as currently conducted, except, in each case, as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole; provided, however, that the representation and warranty in this Section 3.16(d) shall not constitute or be deemed or construed as any representation or warranty with respect to infringement, misappropriation or violation by the Company or any of its Subsidiaries of any Intellectual Property, which is addressed in Section 3.16(i) below.

(e) Section 3.16(e) of the Company Disclosure Letter sets forth a true and correct list of all material Contracts: (i) to which the Company or any of its Subsidiaries is granted a right or license to use the Intellectual Property of a third Person, other than any (a) non-disclosure agreements entered into in the ordinary course of business; (b) non-exclusive licenses to generally commercially available software and technology; and (c) Open Source Software licenses; (ii) pursuant to the Company or any of its Subsidiaries grants to a third Person any license to use any Company Owned Intellectual Property other than any (a) non-disclosure agreements entered into in the ordinary course of business; (b) non-exclusive licenses (including software as a service or “SaaS” license) granted to customers in the ordinary course of business; and (c) non-exclusive licenses of Proprietary Software; (iii) that restrict the Company Group or any of its Subsidiaries from using, registering or enforcing any material Company Intellectual Property in any material respect; or (iv) Contracts entered into to settle any material Company Owned Intellectual Property-related dispute, such as settlement agreements, coexistence agreements, covenant not to sue agreements (all such Contracts, the “IP Contracts”). Neither the Company nor any of its Subsidiaries has developed material Intellectual Property for any third party except where the Company or one of its Subsidiaries owns or retains a right to use any Intellectual Property developed in connection therewith.

(f) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, there are no pending or, to the Knowledge of the Company as of the date of this Agreement, threatened Legal Proceedings by any Person against the Company or any of its Subsidiaries, and during the prior two (2) year period, neither the Company nor any of its Subsidiaries has received written notice from any Person, alleging the Company or any of its Subsidiaries has infringed, misappropriated or violated any Intellectual Property of such Person or challenging the ownership, validity or enforceability of any Company Owned Intellectual Property.

(g) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the conduct of the business of the Company and its Subsidiaries (including the use, manufacture, distribution, license or sale of the Proprietary Software) does not infringe misappropriate or violate, and in the prior two (2) year period has not infringed, misappropriated or otherwise violated, any Intellectual Property of any Person and (ii) as of the date of this Agreement, no Person is infringing misappropriating or violating any Company Owned Intellectual Property.

(h) The Company and each of its Subsidiaries maintains commercially reasonable practices to protect the confidentiality of trade secrets and any confidential information owned by it. (i) All current employees, consultants and contractors of the Company or any of its Subsidiaries who have developed material Intellectual Property for or on behalf of the Company or any such Subsidiary have executed Contracts that assign to the Company or one of its Subsidiaries all of such Person’s rights in and to such Intellectual Property; and (ii) neither the Company nor any of its Subsidiaries has disclosed, and does not have a duty or obligation to disclose, deliver, license, or otherwise make available, any source code for any Proprietary Software other than to employees and contractors of the Company and its Subsidiaries involved in the development of the Proprietary Software who are subject to written obligations of confidentiality with respect thereto and except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(i) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries owns, leases, licenses or otherwise has the right to use all Computer Systems currently used in the conduct of its businesses, and such Computer Systems are reasonably sufficient for the operation of the Company’s and its Subsidiaries’ respective businesses as currently conducted. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries takes commercially reasonable measures to protect the integrity of the Computer Systems in the operational control of the Company or any of its Subsidiaries and maintains commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities. In the last twenty-four (24) months, with respect to any of the Computer Systems, there has not been any failure or outages that have caused a material disruption to the business of the Company or its Subsidiaries or that not been remedied or replaced in all material respects.

(j) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no Proprietary Software that is licensed by the Company or any of its Subsidiaries to any Person uses any Open Source Software that, pursuant to the terms of the applicable license: requires (or purports to require) any member of the Company Group to (i) distribute or otherwise make available the source code for any Proprietary Software; (ii) license any Proprietary Software for the purposes of making derivative works thereof; (iii) license the source code of any Proprietary Software at no cost; or (iv) grant any rights or immunities in, to or under any Company Owned Intellectual Property. (i) each member of the Company Group is and has been in compliance with the terms and conditions of all licenses for such Open Source Software and (ii) no member of the Company Group has received a written notice from any Person to disclose, distribute or license any source code from any Proprietary Software pursuant to an Open Source Software license, or alleging noncompliance with any Open Source Software license, in each case except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.17 Tax Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) Each of the Company and its Subsidiaries have timely filed (taking into account valid extensions) all Tax Returns required to be filed by it.

(ii) The Company and each of its Subsidiaries paid, or have adequately reserved for the payment of, all Taxes that are required to be paid by it. The most recent financial statements contained in the Company SEC Documents reflect an adequate reserve (in accordance with GAAP) for all Taxes accrued but not then payable by the Company and each of its Subsidiaries through the date of such financial statements.

(iii) Each of the Company and its Subsidiaries has timely paid or withheld with respect to their shareholders, employees and other third Persons (and paid over any amounts withheld to the appropriate Tax authority) all Taxes required to be paid or withheld.

(iv) Neither the Company nor any of its Subsidiaries has executed any waiver, except in connection with any ongoing Tax examination, of any statute of limitations on, or extended the period for the assessment or collection of, any Tax, in each case that has not since expired.

(v) No audits or other examinations with respect to Taxes of the Company or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing. In the last two (2) years, no written claim has been made by a Governmental Authority in a jurisdiction where each of the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary, as the case may be, is or may be subject to tax in that jurisdiction.

(vi) Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2).

(vii) Neither the Company nor any of its Subsidiaries has deferred material Taxes or claimed any material Tax credits under any applicable law, rules and regulation, order or directive of any Governmental Authority enacted, implemented or issued in response to COVID-19.

(b) In the last two (2) years, neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment pursuant to Section 355 of the Code.

(c) Neither the Company nor any of its Subsidiaries (A) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement, other than any such agreement entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; or (B) has any material liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. Law) as a transferee or successor, or otherwise by operation of Law.

3.18 Employee Benefits.

(a) Employee Plans. Section 3.18(a)(i) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all material Employee Plans, and Section 3.18(a)(ii) of the Company Disclosure Letter separately sets forth each Contract or Employee Plan providing for severance payments (other than those pursuant to which severance is required by applicable Law). With respect to each material Employee Plan providing benefits to employees whose principal work location is in the United States, to the extent applicable, the Company has made available to Parent true, correct and complete copies of (i) the current plan documents and current summary plan descriptions; (ii) the most recent determination or opinion letter, if any, from the IRS for any Employee Plan that is intended to qualify pursuant to Section 401(a) of the Code; (iii) the most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (iv) any related trust agreements, insurance contracts, insurance policies or other Contracts of any funding arrangements; (v) any notices to or from the IRS or any office or representative of the United States Department of Labor or any similar Governmental Authority relating to any material compliance issues in respect of any such Employee Plan during the past three years. With respect to each material Employee Plan that is maintained in any non-United States jurisdiction primarily for the benefit of any employee of the Company or any of its Subsidiaries whose principal work location is outside of the United States (the “International Employee Plans”), to the extent applicable, (A) a summary of such International Employee Plan, (B) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such plan; and (C) any document comparable to the determination letter referenced pursuant to clause (ii) above issued by a Governmental Authority relating to the satisfaction of law necessary to obtain the most favorable Tax treatment.

(b) Absence of Certain Plans. Except as set forth on Section 3.18(b) of the Company Disclosure Letter, none the Company, any of its Subsidiaries or any ERISA Affiliate has in the past six (6) years maintained, sponsored, participated in, contributed to, or had any liability or obligation with respect to (i) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA), (iii) a plan that is subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA, or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), including by reason of at any time being treated as a single employer with any other Person under Section 414 of the Code.

(c) Compliance. Except as would not reasonably be expected to, individually or in the aggregate, result in any material liability to the Company Group, each Employee Plan has been established, maintained, funded, operated and administered in all material respects in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA and, the Code. Each Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code has received a favorable determination letter, or may rely on a favorable opinion letter, issued by the U.S. Internal Revenue Service as to its qualified status, and, no events have occurred that would reasonably be expected to result in the revocation of the qualified status of any such Employee Plan. No stock or other securities issued by the Company or any of its Subsidiaries forms or has formed any part of the assets of any Employee Plan that is intended to qualify under Section 401(a) of the Code. All required contributions, premiums and other payments relating to the Employee Plans have been timely and accurately made, and no Employee Plan has any material unfunded liabilities that have not been accrued in accordance with GAAP. Neither the Company or any of its Subsidiaries has incurred, whether or not assessed, any material Tax or material penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(d) Employee Plan Legal Proceedings. As of the date hereof, there are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust pursuant to any Employee Plan, or the plan sponsor, plan administrator or any fiduciary of any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(e) No Welfare Benefit Plan. No Employee Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) provides post-termination or retiree life insurance, health, or other welfare benefits to any person, except as may be required by Section 4980B of the Code or any similar Law.

(f) Section 280G. None of the execution and delivery of this Agreement or the consummation of the Transactions, either alone or in connection with any other event, could result in any payment or benefit made by the Company or any of its Subsidiaries to be characterized as a parachute payment within the meaning of Section 280G of the Code, except as set forth in Section 3.18(f) of the Company Disclosure Letter, and neither the Company nor any of its Subsidiaries has any obligation to gross-up or indemnify any individual with respect to any Tax under Section 4999 of the Code.

(g) No Prohibited Transactions. None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any breach of fiduciary duty or non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that would reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material Tax imposed by Section 4975 of the Code.

(h) No Additional Rights. None of the execution and delivery of this Agreement or the consummation of the Transactions will, either alone or in connection with any other event (whether contingent or otherwise), (i) result in, or accelerate the time of payment, funding or vesting of, the payment of any compensation (including severance, change in control, stay or retention bonus or otherwise) or provision of any benefits under any Employee Plan or otherwise; (ii) increase any compensation or benefits otherwise payable under any Employee Plan; (iii) trigger any other material obligation or result in the breach or violation of, any Employee Plan or otherwise; or (iv) materially limit or restrict the right of Parent to merge, amend or terminate any Employee Plan on or after the Effective Time (other than ordinary notice and administration requirements and expenses or routine claims for benefits).

(i) Section 409A. Each Employee Plan has been maintained, in form and operation, in all material respects in compliance with Section 409A of the Code, and each of the Company and its Subsidiaries has no obligation to gross-up or indemnify any individual with respect to any Tax under Section 409A of the Code.

(j) International Employee Plans. Each material International Employee Plan has been established, registered, maintained and administered in good standing and compliance in all material respects with its terms and conditions and with the requirements prescribed by any applicable laws or regulatory authorities. Furthermore, no International Employee Plan has material unfunded liabilities that as of the Effective Time will not be offset by insurance or have not been accrued in accordance with GAAP. Each International Employee Plan that is required to be registered has been so registered and has been maintained in good standing in all material respects with applicable regulatory authorities.

(k) No New Plans. As of the date hereof, the Company Group has no plan or commitment to amend any material Employee Plan or establish any material new employee benefit plan or materially increase any benefits pursuant to any material Employee Plan.

3.19 Labor Matters.

(a) Union Activities. Section 3.19(a) of the Company Disclosure Letter sets forth the collective bargaining agreements or works council Contracts to which the Company or any of its Subsidiaries is a party as of the date of this Agreement. To the Knowledge of the Company, as of the date of this Agreement, there are no proceedings of any labor union to organize any employees of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries, and no such activities or proceedings have occurred within the past three years. As of the date of this Agreement, there is no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and no such labor disputes have occurred within the past three years.

(b) Wage and Hour and Legal Compliance. Except as set forth on Section 3.19(b) of the Company Disclosure Letter, the Company and each of its Subsidiaries is in compliance, and for the last three years has been in compliance, in all material respects with applicable Laws respecting labor and employment (including applicable laws, statutes, acts, codes, orders, rules and regulations regarding wage and hour, immigration, harassment, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including WARN), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, employee classifications, affirmative action, unemployment insurance, discrimination or retaliation in employment and employee health and safety).

(c) Except as would not result in material liability for the Company Group, for the past three years, the Company Group has withheld all amounts required by applicable law to be withheld from the wages, salaries and other payments to current and former employees and other individual independent contractors, and are not liable for any arrears of wages, salaries or other payments, including under Contract, Company policy or Law, or any Taxes or any penalty for failure to comply with any of the foregoing.

(d) Sexual Harassment. The Company (or its applicable Subsidiary) has reasonably investigated all sexual harassment or other discrimination or retaliation allegations made against any officer, director or managerial or supervisory-level employee of the Company Group, of which any member of the Company Group has Knowledge or received formal notice since January 1, 2019. With respect to each such allegation with potential merit, the Company (or its applicable Subsidiary) has taken reasonable corrective action where warranted by the circumstances, or that is required under applicable Law or applicable Company Group policy. The Company does not reasonably expect any material liability with respect to any such allegations.

3.20 Compliance with Laws.

(a) The Company and each of its Subsidiaries is in compliance with all Laws that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except for such noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement (i) the Company and its Subsidiaries have all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, and each such Governmental Authorization is in full force and effect; (ii) the Company and its Subsidiaries are, and since October 20, 2020 have been, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses; and (iii) since October 20, 2020 to the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization, the substance of which has not been resolved.

3.21 Data Privacy. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in connection with its collection, storage, processing, transfer, use and/or disclosure of any information that is linked, or reasonably can be linked, to the identity of a particular individual, or that constitutes “personal information,” “personal data,” “personally identifiable information” or similar terms as defined in applicable laws (collectively, “Personal Information”) by the Company or any of its Subsidiaries, the Company and each of its Subsidiaries are, and for the past three (3) years, have been in compliance with (i) laws relating to privacy or data security and otherwise governing the use of Personal Information, to the extent applicable to the Company and its Subsidiaries, and (ii) the Company’s and each of its Subsidiaries’ public facing privacy policies, and (iii) the requirements of any material Contract to which the Company or any of its Subsidiaries is bound with respect to Personal Information (collectively, “Data Protection Requirements”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries maintain commercially reasonable security measures to protect the security and confidentiality of Personal Information collected, owned, stored on the Computer Systems, or otherwise used and processed by, or on behalf of, the Company. In the past two (2) years, neither the Company nor any of its Subsidiaries has experienced any material security breaches or material unauthorized access to Personal Information owned, stored on the Computer Systems, or controlled by the Company or any of its Subsidiaries, such that Data Protection Requirements would require or required the Company or any of its Subsidiaries to notify Governmental Authorities, affected individuals or other third parties of such occurrence. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, within the past three (3) years, neither the Company nor any Subsidiary has received any written notice against the Company or any Subsidiary regarding any actual or alleged violation of any Data Protection Requirement.

3.22 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no material Legal Proceedings other than any Transaction Litigation pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries.

(b) No Orders. Neither the Company nor any of its Subsidiaries is subject to any material order that would prevent or materially delay the consummation of the Transactions or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.

3.23 Insurance. As of the date of this Agreement, the Company and its Subsidiaries have all material policies of insurance covering the Company and its Subsidiaries and any of their respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries. As of the date of this Agreement, all such insurance policies are in full force and effect, no notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder, except for such defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.24 Anti-Corruption Compliance. None of the Company, any of its Subsidiaries, or, when acting on behalf of the Company or its Subsidiaries, any officer, director, employee, agent, distributor, or other representative of the Company or its Subsidiaries has, since March 1, 2017: (i) violated, been charged with or convicted of violating, or received any notice, request, complaint, subpoena, or citation, or been made aware of any allegation, investigation (formal or informal), inquiry, action, charge, or proceeding with regard to a potential material violation of, any provision of the United States Foreign Corrupt Practices Act (the “FCPA”), the UK Bribery Act 2010, or any other applicable Laws relating to fraud, conflicts of interest, bribery, gratuities, or corruption (including mail or wire fraud, honest services fraud, or commercial bribery) (the “Anti-Corruption Laws”); (ii) directly or indirectly, offered, paid, promised, or authorized, any money, gift, or other thing of value, regardless of form, (A) corruptly, to any foreign official (as such term is defined in the FCPA), or to any person while knowing or having reason to know that such person had or would offer, pay, promise, or authorize, any money, gift, or other thing of value to any foreign official (as such term is defined in the FCPA), or (B) to any customer or employee or agent of any business counterparty to induce or reward the improper performance of the recipient’s function or the breach of a duty owed by the recipient to his or her employer or principal; or (iii) engaged in any scheme to defraud, including a scheme to deprive another of money, property, or honest services. The Company and all Subsidiaries have in place internal controls sufficient to provide reasonable assurances that they are in compliance in all material respects with all applicable Anti-Corruption Laws.

3.25 Sanctions. Neither the Company nor any of its Subsidiaries, nor any director, officer or employee thereof, is an individual or entity that is (i) currently the subject or target of any Sanctions, (ii) included on OFAC’s List of Specially Designated Nationals, OFAC’s Foreign Sanctions Evaders List, OFAC’s Sectoral Sanctions Identifications List, the U.S. Department of

Commerce Denied Person’s List, the U.S. Department of Commerce’s Entity List, the U.S. Department of Commerce’s Unverified List, HMT’s Consolidated List of Financial Sanctions Targets and the Investment Ban List or any similar list enforced by the United States federal government, (iii) located, organized or resident in a Designated Jurisdiction in violation of any Sanctions, or (iv) owned or controlled by any Person or Persons specified in (i), (ii), and (iii) above (together “Sanctioned Persons”). Neither the Company nor its Subsidiaries (A) have been found in violation of, charged with, or convicted of, money laundering, drug trafficking, terrorist-related activities or other money laundering predicate crimes under the Currency and Foreign Transactions Reporting Act of 1970 (otherwise known as the Bank Secrecy Act), the USA PATRIOT Act or any other United States law or regulation governing such activities (collectively, “Anti-Money Laundering Laws”), or any Sanctions laws, (B) are under investigation by any Governmental Authority for possible violation of Anti-Money Laundering Laws or Sanctions, (C) have been assessed civil penalties under any Anti-Money Laundering Laws or any Sanctions, (D) have had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws or (E) have filed any voluntary disclosures with any Governmental Authority regarding possible violations of Sanctions except as disclosed in Section 3.25 of the Company Disclosure Letter. The Company and its Subsidiaries do not, directly or indirectly, (x) have any investment in, or engage in any dealing or transaction with, any person in violation of any applicable Sanctions or (y) engage in any activity that could cause the Company to become subject to Sanctions. The Company has implemented and maintains in effect and enforces policies and procedures reasonably designed to ensure that the Company and its Subsidiaries have been, are, and will continue to be in compliance in all material respects with all applicable Sanctions.

3.26 Compliance with Export/Import Laws. The Company and its Subsidiaries are and have been in compliance in all material respects with all applicable Laws, regulations, orders and authorizations issued by a Governmental Authority applicable to the export or import of goods, technology or software, including without limitation the U.S. Export Administration Regulations (EAR), the U.S. Arms Export Control Act, the International Traffic in Arms Regulations (ITAR), the Regulations of the Bureau of Alcohol, Tobacco, and Firearms (ATF), the Homeland Security Act of 2002, and the U.S. Customs Regulations (collectively, “Export/Import Laws”). To the Company’s Knowledge, the Company and its Subsidiaries (i) have not been found in, notified of, charged with, or convicted of, any violation of Export/Import Laws, (ii) are not under investigation by any Governmental Authority for possible violation of any Export/Import Law, (iii) have not been assessed civil penalties under any Export/Import Laws and (iv) have not filed any voluntary disclosures with any Governmental Authority regarding possible violations of any Export/Import Laws. The Company has established procedures and controls which it reasonably believes are adequate (and otherwise comply with applicable law) to ensure that the Company and its Subsidiaries have been, are, and will continue to be in compliance in all material respects with all applicable Export/Import Laws.

3.27 Brokers. Except for Qatalyst Partners, L.P., there is no financial advisor, investment banker, broker, finder or agent that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Transactions.

3.28 Related Person Transactions. Except for indemnification, compensation or other employment arrangements in the ordinary course of business, as of December 31, 2021, there were no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

3.29 Company Information. The information supplied or to be supplied by the Company for inclusion in the Information Statement will not, at the time the Information Statement is first disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

3.30 No Other Representations or Warranties. Except for the representations and warranties expressly made by the Company in this Article III or in any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to the Company any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to the Parent, Kaseya Parent and Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, or budget relating to the Company, any of its Subsidiaries or their respective businesses or (b) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent, Kaseya Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by Parent and Merger Sub to the Company on the date of this Agreement (the “Parent Disclosure Letter”), Parent, Merger Sub and solely with respect to Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.6, Section 4.10, Section 4.12, Section 4.16 and Section 4.17 Kaseya Parent and Kaseya Inc., hereby represent and warrant to the Company as follows:

4.1 Organization; Good Standing. Each of Parent, Kaseya Parent and Kaseya Inc. (a) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (b) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Neither Parent nor Merger Sub is in violation of its Organizational Documents.

4.2 Corporate Power; Enforceability. Each of Parent, Kaseya Parent, Kaseya Inc. and Merger Sub has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its obligations hereunder; and (c) consummate the Transactions. This Agreement has been duly executed and delivered by each of Parent, Kaseya Parent, Kaseya Inc. and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms.

4.3 Non-Contravention. The execution and delivery of this Agreement by each of Parent, Kaseya Parent, Kaseya Inc. and Merger Sub, the performance by each of Parent, Kaseya Parent, Kaseya Inc. and Merger Sub of their respective obligations hereunder, and the consummation of the Transactions do not (a) violate or conflict with any provision of the Organizational Documents of Parent, Kaseya Parent, Kaseya Inc. or Merger Sub; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any Contract or other instrument or obligation to which Parent, Kaseya Parent, Kaseya Inc. or Merger Sub is a party or by which Parent, Kaseya Parent, Kaseya Inc., Merger Sub or any of their properties or assets may be bound; (c) assuming the Governmental Authorizations referred to in Section 4.4 are obtained, violate or conflict with any Law applicable to Parent, Kaseya Parent, Kaseya Inc. or Merger Sub; and (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of Parent, Kaseya Parent, Kaseya Inc. or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

4.4 Requisite Governmental Approvals. Except as set forth in Section 4.4 of the Parent Disclosure Letter, no Governmental Authorization is required on the part of Parent, Kaseya Parent, Kaseya, Inc., Merger Sub or any of their Affiliates in connection with (a) the execution and delivery of this Agreement by each of Parent, Kaseya Parent, Kaseya Inc. and Merger Sub; (b) the performance by each of Parent, Kaseya Parent, Kaseya Inc. and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws or Foreign Investment Laws; and (iv) such other Governmental Authorizations the failure of which to obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect.

4.5 No Foreign Person. Except as set forth in Section 4.5 of the Parent Disclosure Letter, as a result of the Merger and the Transactions, no foreign person affiliated with Parent, whether affiliated as a limited partner, co-investor, or otherwise, will obtain through Parent or otherwise any of the following: (i) “control” (as defined in the DPA) of the Company, including the power to determine, direct or decide any important matters for the Company; (ii) access to any “material nonpublic technical information” (as defined in the DPA) in the possession of the Company (which will not include financial information about the Company), including access to any information not already in the public domain that is necessary to design, fabricate, develop, test, produce, or manufacture the Company’s products, including processes, techniques, or methods; (iii) membership or observer rights on the Company Board or the right to nominate an individual to a position on the Company Board; or (iv) any involvement (other than through voting of shares) in substantive decision making of the Company regarding the use, development, acquisition or release of any of the Company’s “critical technologies” (as defined in the DPA).

4.6 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no Legal Proceedings pending or, to the knowledge of Parent, Kaseya Parent, Kaseya Inc. or any of its or their Affiliates, as of the date of this Agreement, threatened against Parent, Kaseya Parent, Kaseya Inc. or Merger Sub that would, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) No Orders. Neither Parent, Kaseya Parent, Kaseya Inc. nor Merger Sub is subject to any order of any kind or nature that would prevent or materially delay the consummation of the Transactions or the ability of Parent, Kaseya Parent, Kaseya Inc. and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.7 Ownership of Company Common Stock. None of Parent, Merger Sub or any of their respective directors, officers, general partners or Affiliates or, to the knowledge of Parent or any of its Affiliates, any employees of Parent, Merger Sub or any of their Affiliates (a) has owned any shares of Company Common Stock; or (b) has been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company, in each case during the three years prior to the date of this Agreement.

4.8 Brokers. Except as set forth in Section 4.8 of the Parent Disclosure Letter, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger.

4.9 Operations of Parent and Merger Sub. The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, Parent and Merger Sub shall not have engaged in any other business activities and shall not have incurred liabilities or obligations other than as contemplated by the Equity Commitment Letter or any agreements or arrangements entered into in connection with the Debt Financing, the Guarantee and this Agreement. Parent owns beneficially and of record all of the outstanding capital stock and other equity and voting interest in, Merger Sub free and clear of all liens.

4.10 No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent, Kaseya Parent or Kaseya Inc. is necessary to approve this Agreement or the Merger. The adoption of this Agreement by the affirmative vote or consent of Parent is the only vote or consent of the holders of the capital stock of, or other equity interest in, Merger Sub necessary under applicable Law or its Organizational Documents.

4.11 Guarantee. Concurrently with the execution of this Agreement, each Guarantor has delivered to the Company a true, correct and complete copy of the Guarantee, duly executed by each Guarantor in favor of the Company. The Guarantee is in full force and effect and constitutes a legal, valid and binding obligation of each Guarantor, enforceable against it in accordance with its terms. No event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach or failure to satisfy a condition on the part of any Guarantor under the Guarantee.

4.12 Financing.

(a) Commitment Letters. As of the date of this Agreement, Parent has delivered to the Company true, correct and complete copies of (i) duly executed equity commitment letters dated as of the date of this Agreement, between Parent and the Guarantors (the “Equity Commitment Letters”) relating to the commitment of the Guarantors to provide, or cause to be provided, and subject to the terms and conditions thereof, the respective amounts of the cash equity financing stated therein (the “Equity Financing”), (ii) a duly executed preferred equity commitment letter dated as of the date hereof (which may be redacted to exclude any fee or discount amounts) (as the same may be amended, restated, supplemented, replaced or otherwise modified in accordance with Section 6.4(a) or 6.4(d), including all exhibits, schedules and annexes thereto, collectively, the “Preferred Equity Commitment Letter”) from the equity investors referred to therein (the “Preferred Equity Investors” and, together with the Debt Financing Sources, the “Financing Sources”), relating to the commitment of the Preferred Equity Investors to provide, or cause to be provided, and subject to the terms and conditions thereof, the amount of the preferred equity financing stated therein (collectively, the “Preferred Equity Financing”) and (iii) a duly executed debt commitment letter dated as of the date hereof (as the same may be amended, restated, supplemented, replaced or otherwise modified in accordance with Section 6.4(a) or 6.4(d), including all exhibits, schedules and annexes thereto, collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letters and the Preferred Equity Commitment Letter, the “Commitment Letters”) from the Debt Financing Sources, relating to the commitment of the Debt Financing Sources to provide, or cause to be provided, and subject to the terms and conditions thereof, the amount of the debt financing stated therein (collectively, the “Debt Financing” and, together with the Preferred Equity Financing, the “Third Party Financing”; collectively, with the Equity Financing, the “Financing”) and related executed fee letter (which may be redacted to omit fee amounts and economic terms). Each of the Equity Commitment Letters provide that the Company is an express third-party beneficiary thereof in order to cause the Guarantors to fund the Equity Financing in accordance with Section 9.8.

(b) No Amendments. As of the date hereof, the Commitment Letters have not been amended or modified; (i) no terms thereunder have been waived; (ii) to the knowledge of Parent and Kaseya Inc., no such amendment, modification or waiver is contemplated (other than joinder documentation relating to the appointment of additional agents, co-agents, arrangers, bookrunners, managers or other roles in respect of any Commitment Letter related to the Third

Party Financing); and (iii) the commitments contained in the Commitment Letters have not been withdrawn, terminated or rescinded in any respect and, to the knowledge of Parent, no such withdrawal, termination or rescission is contemplated. There are no other Contracts, side letters or arrangements to which Parent, Kaseya Inc., Merger Sub or any of their respective Affiliates is a party relating to the Financing, other than as expressly set forth in the Commitment Letters delivered to the Company on or prior to the date hereof that would, or would reasonably be expected to, (A) impair the enforceability of the Commitment Letters, (B) reduce the aggregate amount of the Financing required to fund the Required Amount, (C) impose new or additional conditions precedent to the Financing, or (D) otherwise adversely expand, amend or modify any of the conditions precedent to the Financing, or otherwise adversely expand, amend or modify any other provision of the Commitment Letters.

(c) Sufficiency of Financing. Upon funding of the Financing, assuming the accuracy of the representations and warranties of the Company in Article III and subject to the satisfaction of the conditions contained in Section 7.1 and Section 7.2, the aggregate proceeds of the Financing will be sufficient to (i) make all payments required by Company, Parent and Merger Sub under this Agreement (including the payment of all amounts payable by each of the foregoing pursuant to Article II in connection with or as a result of the Merger); (ii) repay, prepay or discharge (after giving effect to the Merger) the principal of and interest on, and all other indebtedness outstanding pursuant to the Company Indebtedness as contemplated by this Agreement; and (iii) pay all fees and expenses required to be paid by the Company, Parent or Merger Sub on the Closing Date in connection with the Merger and the Financing (collectively, the “Required Amount”).

(d) Validity. Each of the Commitment Letters (in the form delivered by Parent to the Company as of the date hereof) is in full force and effect with respect to Parent and, to the knowledge of Parent, (x) constitutes the legal, valid and binding obligations of the other parties thereto, as applicable, and (y) is enforceable against the other parties thereto, as applicable, in accordance with its terms except as such enforceability may be (1) limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general application relating to or affecting creditors’ rights generally and (2) subject to general equitable principles (whether considered in a proceeding in equity or at law). Other than as expressly set forth in the Commitment Letters, there are no conditions precedent or other contingencies to provide the funding of the full proceeds of the Financing. As of the date of this Agreement, Parent and Merger Sub have no reason to believe that they would be unable to satisfy on a timely basis any of the conditions precedent to the Financing set forth in the Commitment Letters required to be satisfied by them. As of the date of this Agreement, no event has occurred that, with or without notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of Parent or the Guarantors or, to the knowledge of Parent, any of the other parties thereto pursuant to the Commitment Letters.

(e) No Exclusive Arrangements. None of the Guarantors, Parent, Merger Sub or any of their respective Affiliates has entered into any Contract prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt or equity financing from providing or seeking to provide debt or equity financing or financial advisory services to any Person, in each case in connection with a transaction relating to the Company or any of its Subsidiaries or in connection with the Merger.

4.13 Stockholder and Management Arrangements. As of the date of this Agreement, none of Guarantor, Parent or Merger Sub or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Merger; (ii) the Company; or (iii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which (i) any holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; or (ii) any holder of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal, other than with respect to clause (a), the participation in the Equity Financing by any existing limited partner or other equity financing source of the Guarantors or any of their Affiliates.

4.14 Solvency. As of the Effective Time, assuming that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, and immediately after giving effect to the Merger (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger and all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith), (a) the amount of the “fair saleable value” of the assets of the Surviving Corporation and its Subsidiaries (on a consolidated basis) will exceed (i) the value of all liabilities of the Surviving Corporation and such Subsidiaries (on a consolidated basis), including contingent and other liabilities; and (ii) the amount that will be required to pay the probable liabilities of the Surviving Corporation and its Subsidiaries (on a consolidated basis) on their existing debts (including contingent liabilities) as such debts become absolute and matured; (b) the Surviving Corporation and its Subsidiaries (on a consolidated basis) will not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged; and (c) the Surviving Corporation and its Subsidiaries (on a consolidated basis) will be able to pay their liabilities, including contingent and other liabilities, as they mature. No transfer of property is being made by Parent, Merger Sub, the Surviving Corporation or any their respective Affiliates (or is contemplated being made) and no obligation is being incurred (or is contemplated being incurred) by Parent, Merger Sub, the Surviving Corporation or any of their respective Affiliates in connection with the Transactions (or any series of related transactions or any other transactions in close proximity with the Transactions) (a) with the intent to hinder, delay or defraud either present or future creditors of the Surviving Corporation, Parent, Merger Sub or any of their respective Affiliates, (b) that could reasonably be expected to render the Surviving Corporation, Parent, Merger Sub or any of their respective Affiliates insolvent or (c) that as of the date hereof, is reasonably expected to have a material adverse effect on the long term financial sustainability of the Surviving Corporation, Parent, Merger Sub or any of their respective Affiliates.

4.15 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts, and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, or business plans), and that, except for the representations and warranties expressly set forth in Article III, Parent and Merger Sub have not relied on such information or on any other representation or warranty (express or implied), memorandum, presentation or other materials or information provided by or on behalf of the Company and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or any rights hereunder with respect thereto, except pursuant to the express terms of this Agreement, including on account of a breach of any of the representations, warranties, covenants, or agreements set forth herein. Without limiting the generality of the foregoing, Parent and Merger Sub each acknowledges and agrees that neither the Company nor any other Person makes or has made any representations or warranties with respect to any estimates, projections, forecasts, or other forward-looking information made available to Parent, Merger Sub or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

4.16 Parent and Merger Sub Information. The information supplied or to be supplied by Parent, Kaseya Parent, Kaseya Inc. or Merger Sub for inclusion in the Information Statement will not, at the time the Information Statement is first disseminated to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.17 No Other Representations or Warranties. Except for the representations and warranties expressly made by Parent, Kaseya Parent, Kaseya Inc. and Merger Sub in this Article IV or in any certificate delivered pursuant to this Agreement, none of Parent, Kaseya Parent, Kaseya Inc., Merger Sub or any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to Parent, Kaseya Parent, Kaseya Inc. or Merger Sub or their Affiliates or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Except for the representations and warranties expressly set forth in Article III, Parent, Kaseya Parent, Kaseya Inc. and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, makes or has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent, Kaseya Parent, Kaseya Inc., Merger Sub or any of their respective Representatives or any information developed by Parent, Kaseya Parent, Kaseya Inc., Merger Sub or any of their respective Representatives.

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1 Affirmative Obligations. Except (a) as expressly contemplated by this Agreement, (b) as set forth in the Company Disclosure Letter, (c) as required by applicable Law, or (d) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed and shall be deemed given if Parent provides no written response within (x) five (5) Business Days after a written request by the Company for such consent or (y) one (1) Business Day after a written request by the Company for such consent that states that such request is being made in response to an emergency or exigent circumstance), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to (i) maintain its existence in good standing pursuant to applicable Law, (ii) preserve intact in all material respects its material assets, properties and Material Contracts, (iii) conduct its business in all material respects in the ordinary course of business, and (iv) preserve intact in all material respects its significant commercial relationships with third parties; provided, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2 shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 5.2; provided, further, that, in each case and so long as the Company has consulted with Parent and considered in good faith any recommendations of Parent, the Company and its Subsidiaries may make any necessary changes in their respective business practices in response to COVID-19 and any COVID-19 Measures, including to (A) protect the health and safety of the Company’s and its Subsidiaries’ employees, suppliers, partners and other individuals having business dealings with the Company and its Subsidiaries or (B) respond to third-party supply or service disruptions caused by COVID-19 or any COVID-19 Measures.

5.2 Forbearance Covenants. Except (a) as expressly contemplated by this Agreement, (b) as set forth in the Company Disclosure Letter, (c) as required by applicable Law, (d) as necessary in response to COVID-19 and any COVID-19 Measures, including to (A) protect the health and safety of the Company’s and its Subsidiaries’ employees, suppliers, partners and other individuals having business dealings with the Company and its Subsidiaries or (B) respond to third-party supply or service disruptions caused by COVID-19 or any COVID-19 Measures; provided that the Company has consulted with Parent and considered in good faith any recommendations of Parent or (e) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed and shall be deemed given if Parent provides no written response within (x) five (5) Business Days after a written request by the Company for such consent or (y) one (1) Business Day after a written request by the Company for such consent that states that such request is being made in response to an emergency or exigent circumstance), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries, to:

(a) amend the Organizational Documents of the Company, or any of its Subsidiaries (other than immaterial ministerial changes to the Organizational Documents of any of its Subsidiaries);

(b) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c) issue, sell, deliver or agree or commit to issue, sell or deliver any Company Securities, including, for the avoidance of doubt, any Company Equity Awards, except (i) in accordance with the terms of any employment agreements or arrangements set forth on Schedule 5.2(c)(i) of the Company Disclosure Letter or any award agreements under the Company Stock Plans or otherwise with respect to, and upon the vesting, exercise or settlement of, Company Options, Company RSUs or Company PSUs, in each case, in effect on the date of this Agreement or granted or entered into after the date hereof in compliance with this Agreement as described in Section 5.2(g) of the Company Disclosure Letter; and (ii) pursuant to the Company ESPP in accordance with its terms and Section 2.8(e) hereof, in each case, including with respect to the satisfaction of Tax withholding and, with respect to the Company Options, payment of the exercise price;

(d) except for transactions solely among the Company and its Subsidiaries or solely among the Subsidiaries of the Company, reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire or amend the terms of, directly or indirectly, any of its Company Securities, other than (i) the acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options in order to pay the exercise price of such Company Options, (ii) the withholding of shares of Company Common Stock to satisfy Tax obligations incurred in connection with the exercise of Company Options and the vesting and settlement of Company RSUs or Company PSUs, and (iii) the acquisition by the Company of Company Options, Company RSUs and Company PSUs in connection with the forfeiture of such awards, in each case in accordance with their terms;

(e) (i) adjust, split, combine or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other Company Securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interest; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly-owned Subsidiary of the Company to the Company or one of its other wholly-owned Subsidiaries; (iii) modify the terms of any shares of its capital stock or other equity or voting interest, or (iv) pledge or encumber any shares of its capital stock or other equity or voting interest;

(f) (i) incur, assume, endorse, guarantee, or otherwise become liable for any Indebtedness for borrowed money, except (A) borrowings in the ordinary course of business under the Company’s credit facilities as in effect on the date hereof for an amount up to $20 million, (B) guarantees or credit support provided by the Company or any of its Subsidiaries of the obligations of the Company or any of its Subsidiaries to the extent such Indebtedness is in existence on the date of this Agreement or incurred in compliance with this Section 5.2(f), (C) performance bonds and surety bonds entered into in the ordinary course of business, and (D) any Indebtedness among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(g) (i) enter into, adopt, amend or modify (including accelerating the vesting or payment), or terminate any Employee Plan or make or grant any award under any Employee Plan (including any equity, bonus or incentive compensation); (ii) increase the compensation of any director, officer or employee or other individual independent contractor of the Company Group; or (iii) hire or terminate (other than for “cause”) any employee or other individual independent contractor, except, in the case of each of clauses (i), (ii) and (iii), (A) in the ordinary course of business with respect to Persons eligible to earn an annual base salary or wages (or, in the case of non-employee service providers, equivalent compensation) of $200,000 or less; (B) to the extent required by applicable Law or pursuant to any Employee Plan in effect on the date of this Agreement and set forth on Schedule 3.18(a); (C) in conjunction with annual renewal or plan design changes for Employee Plans (other than severance or separation plans, bonus or other incentive plans or equity or equity-based awards, plans and agreements) that are made in the ordinary course of business and do not materially increase the cost to the Company and its Subsidiaries; or (D) any bonus payable with respect to the 2022 fiscal year in the ordinary course of business consistent with past practice and in accordance with the terms of the annual bonus plan in effect as of the date of this Agreement and set forth on Schedule 3.18(a) and, in each case, as further modified by Section 5.2(g) of the Company Disclosure Letter;

(h) settle, release, waive or compromise any pending or threatened Legal Proceeding other than (A) for an amount of no more than $1,000,000 individually or $5 million in the aggregate (provided no equitable relief has been sought or given), (B) any settlement where the amount paid or to be paid by the Company or any of its Subsidiaries is covered by insurance coverage maintained by the Company or any of its Subsidiaries and (C) settlements of any Legal Proceedings for an amount not in excess of 110% of the amount, if any, reflected or reserved in the balance sheet (or the notes thereto) of the Company;

(i) materially change the Company’s or its Subsidiaries’ methods, principles or practices of financial accounting or annual accounting period, except as required by GAAP, Regulation S-X of the Exchange Act (or any interpretation thereof), or by any Governmental Authority or applicable Law;

(j) change any material Tax election, or settle any material Tax claim or assessment; consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment; file an amended Tax Return that could reasonably be expected to materially increase the Taxes payable by the Company or its Subsidiaries unless required by Law; or enter into a closing agreement with any Governmental Authority regarding any material Tax;

(k) incur or commit to incur any capital expenditures other than (i) (x) during fiscal year 2022, amounts not in excess of 110% of the capital expenditure budget for the fiscal year 2022, set forth in Section 5.2(k) of the Company Disclosure Letter (the “Capex Budget”) and (y) during fiscal year 2023 amounts not in excess of 110 % of the Capex Budget; or (ii) pursuant to obligations imposed by any Material Contract in effect as of the date of this Agreement;

(l) enter into, modify in any material respect, amend in any material respect or terminate (other than any Material Contract that has expired in accordance with its terms) any Material Contract except, in each case, in the ordinary course of business; provided, that any Material Contract (x) described by the definition set forth in Section 1.1(hhh)(iii) shall be exclusively governed by Section 5.2(b) and (y) described by the definition set forth in Section 1.1(hhh)(vi) shall be exclusively governed by Section 5.2(f);

(m) acquire any interest in any Person or any division, assets, properties, businesses or equity securities thereof (including by merger, consolidation or acquisition of stock or assets), other than (i) in or from any wholly owned Subsidiary of the Company, (ii) acquisitions of products and services in the ordinary course of business not pursuant to a merger, consolidation or acquisition of stock or assets or (iii) that do not exceed $5 million in the aggregate;

(n) sell, assign, transfer, or otherwise dispose of, any of the Company’s or its Subsidiaries’ material tangible assets, other than such sales, assignments, transfers or other dispositions that (i) sales of products and services or dispositions of tangible assets in the ordinary course of business or (ii) do not have a net book value or fair market value that exceeds $5 million individually or $10 million in the aggregate;

(o) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404 (other than transactions entered into in the ordinary course of business on arms-length terms with portfolio companies affiliated with the Principal Stockholders);

(p) sell, assign, transfer, license, abandon, cancel, permit to lapse or enter the public domain, pledge, encumber or otherwise dispose of any material Company Owned Intellectual Property, other than (x) the grant of non-exclusive licenses in the ordinary course of business, or (y) pledges or encumbrances under the Company Credit Agreement as in effect on the date hereof;

(q) effectuate or announce any closing, employee layoff, furlough, reduction to terms and conditions of employment or other event affecting in whole or in part any site of employment, facility, operating unit or employee that would result in liability of the Company Group under WARN;

(r) make any loans, advances or capital contributions to, or investments in, any other Person, except for (i) extensions of credit to customers in the ordinary course of business; (ii) advances to directors, officers and other employees for travel and other business-related expenses, in each case in the ordinary course of business and in compliance in all material respects with the Company Group’s policies related thereto; (iii) loans, advances or capital contributions to, or investments in, any direct or indirect wholly-owned Subsidiaries of the Company; and (iv) in amounts less than $1 million in the aggregate;

(s) enter into, amend or terminate any collective bargaining agreement or other labor agreement with a labor union, works council or similar labor organization;

(t) adopt or implement any stockholder rights plan or similar arrangement applicable to the Transactions or any other transaction consummated pursuant to Parent’s rights under Section 5.3(d); or

(u) agree, resolve or commit to take any of the actions prohibited by this Section 5.2.

5.3 No Solicitation.

(a) Go-Shop. Notwithstanding anything to the contrary contained in this Agreement, during the period beginning at the time of execution of this Agreement and continuing until 11:59 p.m., Eastern Time, on April 11, 2022 (the “No-Shop Period Start Date”), the Company and its Affiliates and their respective directors, officers, employees, investment bankers, attorneys, consultants, accountants and other advisors and representatives (collectively, “Representatives”) shall have the right to (i) solicit, initiate, propose or induce the making, submission or announcement of, or encourage, facilitate or assist, any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal, including by providing information (including non-public information and data) relating to the Company or any of its Subsidiaries and affording access to the business, properties, assets, books, records, or personnel, of the Company or any of its Subsidiaries to any Person (and to such Person’s Representatives, including potential financing sources of such Person) pursuant to an Acceptable Confidentiality Agreement; provided, that, subject to applicable Law and any applicable “clean team” or similar arrangement, the Company shall provide to Parent and Merger Sub any non-public information or data that is provided to any third party given such access that was not previously made available to Parent or Merger Sub prior to or promptly (and in any event within twelve hours) following the time it is provided to such third party, (ii) engage in, enter into, continue or otherwise participate in, any discussions or negotiations with any Person (and their respective Representatives, including potential financing sources of such Person) with respect to any Acquisition Proposals (or inquiries, proposals or offers or any other effort or attempt that could reasonably be expected to lead to an Acquisition Proposal) and (iii) otherwise cooperate with or assist or participate in or facilitate the making of any Acquisition Proposal (or any other effort or attempt that could lead to an Acquisition Proposal), including granting a waiver, amendment or release under any pre-existing standstill or similar provision to the extent necessary to allow for an Acquisition Proposal or amendment to an Acquisition Proposal to be made to the Company or the Company Board.

(b) No Solicitation or Negotiation. Subject to the final sentence of this Section 5.3(b), and subject to the terms of Section 5.3(c), from the No-Shop Period Start Date until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries shall not, and shall instruct their respective Representatives not to, authorize or knowingly permit any of their respective Representatives to, directly or indirectly, (A) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal; (B) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) access to the business, properties, assets, books, records or personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage or knowingly facilitate, any proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal; (C) participate or engage in discussions or negotiations with any

Person with respect to an Acquisition Proposal (or inquiries, proposals or offers that could reasonably be expected to lead to an Acquisition Proposal), in each case other than informing such Persons of the existence of the provisions contained in this Section 5.3 and contacting the Person making the Acquisition Proposal to the extent necessary to clarify the terms of the Acquisition Proposal; (D) approve, endorse or recommend an Acquisition Proposal; or (E) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”). Subject to the following sentence of this Section 5.3(b), and subject to the terms of Section 5.3(c), substantially concurrently with the execution of this Agreement, the Company shall request the prompt return or destruction of all non-public information concerning the Company Group theretofore furnished to any such Person with whom a confidentiality agreement was entered into at any time within the six month period immediately preceding the date hereof, and shall immediately cease and shall cause each of its Subsidiaries and use its reasonable best efforts to cause its and their respective Representatives to immediately cease, (x) any solicitations, discussions, communications or negotiations with any Person (other than the Parties and their respective Representatives) in connection with an Acquisition Proposal (or inquiries, proposals or offers that could reasonably be expected to lead to an Acquisition Proposal) by such Person, in each case that exists as of the No-Shop Period Start Date, (y) all access of any Person (other than the Parties and their respective Representatives) to any electronic data room maintained by the Company with respect to the Transactions, and (z) providing any further information with respect to the Company or any Acquisition Proposal to any such Person or its Representatives. From the No-Shop Period Start Date until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not be required to enforce, and will be permitted to waive, any provision of any standstill or confidentiality agreement solely to the extent that such provision prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof) if the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so is inconsistent with its fiduciary duties under applicable Law.

(c) Superior Proposals. Notwithstanding anything to the contrary set forth in this Agreement, until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the delivery of the Written Consent, the Company and the Company Board (or a committee thereof) may, directly or indirectly through one or more of their Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, books, records or personnel, of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement to any Person or its Representatives that has made, renewed or delivered to the Company an Acquisition Proposal after the date of this Agreement, and otherwise facilitate such Acquisition Proposal or assist such Person (and its Representatives and financing sources) with such Acquisition Proposal if requested by such Person, in each case with respect to an Acquisition Proposal that did not result from any material breach of this Section 5.3 and that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisors and outside legal counsel) either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal; provided, that, subject to applicable Law and any applicable “clean team” or similar arrangement, the Company shall provide to Parent and Merger Sub any non-public information or data that is provided to any Person given such access that was not previously made available to Parent or Merger Sub prior to or promptly (and in any event within 12 hours) following the time it is provided to such Person.

(d) No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as permitted by Section 5.3(e) or Section 5.3(g), the Company Board shall not:

(i) (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent in any material respect; (B) adopt, approve, recommend, endorse or otherwise declare advisable to the Company Stockholders an Acquisition Proposal; (C) fail to publicly reaffirm the Company Board Recommendation within 10 Business Days after Parent so requests in writing (it being understood that the Company will have no obligation to make such reaffirmation on more than three separate occasions, other than in connection with a publicly announced Acquisition Proposal); or (D) take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (any action described in clauses (A) through (D), a “Company Board Recommendation Change”); provided that, for the avoidance of doubt the delivery by the Company of any notice contemplated by Section 5.3(e) will constitute a Company Board Recommendation Change; or

(ii) cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(e) Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the delivery of the Written Consent:

(i) the Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to an Intervening Event if the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so is inconsistent with its fiduciary duties under applicable Law; provided that, the Company Board (or a committee thereof) shall not effect such a Company Board Recommendation Change unless:

(1) the Company has provided prior written notice to Parent in advance to the effect that the Company Board (or a committee thereof) intends to effect a Company Board Recommendation Change, which notice shall specify the basis for such Company Board Recommendation Change; and

(2) prior to effecting such Company Board Recommendation Change, the Company and its Representatives have been available for three Business Days to negotiate with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to enable Parent to make such adjustments to the terms and conditions of this Agreement and other agreements related to the Transactions in such a manner that would obviate the need to effect a Company Board Recommendation Change; or

(ii) if the Company has received an Acquisition Proposal that the Company Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Acquisition Proposal; or (B) cause the Company to terminate this Agreement pursuant to Section 8.1(h) in order to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal; provided, that, the Company Board (or a committee thereof) shall not take any action described in the foregoing clauses (A) and (B) unless:

(1) the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so is inconsistent with its fiduciary duties under applicable Law;

(2) the Company Group and its Representatives have complied in all material respects with their obligations pursuant to this Section 5.3 with respect to such Acquisition Proposal;

(3) (i) the Company has provided prior written notice to Parent to the effect that the Company Board (or a committee thereof) intends to take the actions described in clauses (A) or (B) of Section 5.3(e)(ii), including the identity of the Person or Group making such Acquisition Proposal, the material terms thereof and copies of all material relevant agreements relating to such Acquisition Proposal; and (ii) for at least three Business Days (such notice period, including any extension thereto in accordance with this Section 5.3(e)(ii)(3), the “Notice Period”) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Notice Period, have been available to negotiate with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to enable Parent to make such adjustments to the terms and conditions of this Agreement and the other agreements in connection with the Transactions in such a manner that would obviate the need to effect a Company Board Recommendation Change or termination; provided, that in the event of any material modifications to such Acquisition Proposal (it being understood that any change to the financial terms of such proposal shall be deemed a material modification), the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(e)(ii)(3) with respect to such new written notice, it being understood that the “Notice Period” in respect of such new written notice will be two Business Days; and

(4) in the event of any termination of this Agreement in order to cause or permit the Company Group to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company will have validly terminated this Agreement in accordance with Section 8.1, including paying the Company Termination Fee in accordance with Section 8.3.

For the avoidance of doubt, a Company Board Recommendation Change shall have no effect on the effectiveness of the Written Consent.

(f) Notice.

(i) From the No-Shop Period Start Date until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall as promptly as reasonably practicable (and, in any event, within 24 hours) notify Parent if any Acquisition Proposal or any bona fide inquiries, offers or proposals that could reasonably be expected to lead to an Acquisition Proposal are received by the Company or any of its Representatives. Such notice must include (i) the identity of the Person or Group making such Acquisition Proposal or bona fide inquiries, offers or proposals; and (ii) a summary of the material terms and conditions of any such offers or proposals. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis, of the status and terms (and supplementally provide the terms) of any such Acquisition Proposal or bona fide inquiries, offers or proposals (including any amendments thereto) and the status of any related discussions or negotiations.

(g) Certain Disclosures. Nothing contained in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication in connection with the making or amendment of a tender offer or exchange offer), making a customary “stop-look-and-listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication) or from making disclosures to the Company Stockholders pursuant to applicable securities Laws with regard to the Transactions or an Acquisition Proposal and any communication by the Company or the Company Board pursuant to this Section 5.3(g) shall not be deemed to be a Company Board Recommendation Change; provided, that the foregoing shall in no way eliminate or modify the effect that such disclosure would otherwise have under this Agreement and it being understood that any such statement or disclosure made by the Company Board (or a committee thereof) pursuant to this Section 5.3(g) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company Board (or any committee thereof) and the rights of Parent under this Section 5.3, and it being further understood that nothing in the foregoing will be deemed to permit the Company or the Company Board (or a committee thereof) to effect a Company Board Recommendation Change other than in accordance with Section 5.3(e).

(h) Breach by Representatives. The Company agrees that any breach of this Section 5.3 by any director, officer or other Representative of the Company will be deemed to be a breach of this Section 5.3 by the Company.

5.4 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Required Action and Forbearance; Efforts.

(a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement (including this Section 6.1(a)) and subject to any different standard set forth herein with respect to any covenant or obligation, Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company shall, on the other hand, use their respective reasonable best efforts (A) to take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, as promptly as practicable, the Merger and the Transactions, including by (i) causing the conditions to the Merger set forth in Article VII to be satisfied and (ii) (A) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (B) making all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Transactions.

(b) No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, neither the Company nor any of its Subsidiaries will be required to, nor may the Company or any of its Subsidiaries, without the prior written consent of Parent, agree to (i) the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments); (ii) the provision of additional security (including a guaranty); or (iii) material conditions or obligations, including amendments to existing material conditions and obligations, in each case, in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract.

(c) Limitations. Section 6.1(a) shall not apply to filings under Antitrust Laws, which shall be governed by the obligations set forth in Section 6.2 below.

6.2 Antitrust and Regulatory Matters.

(a) Filing Under Antitrust and Foreign Investment Laws. Each of Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, shall, to the extent required, (i) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to the Transactions as required by the HSR Act within ten Business Days following the date of this Agreement; and (ii) as promptly as practicable and in any event within twenty (20) Business Days following the date of this Agreement, file such notification filings, forms and submissions, including any draft notifications in jurisdictions requiring pre-notification, with any Governmental Authority as are required by the Antitrust Laws and Foreign Investment Laws set forth in Section 7.1(b) of the Company Disclosure Letter in connection with the Transactions. Each of Parent, Kaseya Parent and the Company will use reasonable best efforts to (A) cooperate and coordinate with each other in the making of such filings; (B) supply each other (or cause each other to be supplied) with any information that may be required in order to make such filings; (C) supply (or cause to be supplied) any additional information that may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; and (D) take all action reasonably necessary, proper or advisable to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws and Foreign Investment Laws applicable to this Agreement or the Merger; and (2) obtain all clearances, consents, approvals and waivers pursuant to any Antitrust Laws and Foreign Investment Laws applicable to this Agreement or the Merger, in each case as promptly as practicable and in any event prior to the Termination Date. Each of Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company (and its Affiliates), on the other hand, shall promptly inform the other of any substantive communication from any Governmental Authority regarding the Merger in connection with such filings. If a Party or any of its Affiliates receives any comments or a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other Antitrust Laws or Foreign Investment Laws applicable to the Merger, then such Party shall make (or cause to be made), as promptly as practicable and after consultation with the other Parties, an appropriate response to such request; provided, that no Party may extend any waiting period or enter into any agreement or understanding with any Governmental Authority without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, Parent or Kaseya Parent may, with the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), withdraw the Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act one or more times and shall refile on a date agreed upon between outside counsel for Parent and the Company.

(b) Avoidance of Impediments. In furtherance and not in limitation of the other covenants in this Section 6.2, if and to the extent necessary to obtain as promptly as practicable (but in any event prior to the Termination Date) the expiration or termination of any waiting periods, or other clearance, consent, approval or waiver, of the Merger pursuant to the HSR Act and the Antitrust Laws and the Foreign Investment Laws set forth in Section 6.2(b) of the Company Disclosure Letter and to allow the Transactions to be consummated, Parent, Kaseya Parent and their respective Subsidiaries shall propose, offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, and shall take all actions necessary to obtain the expiration or termination of any waiting periods, and all clearances, consents, approvals and waivers under the HSR Act and the Antitrust Laws and the Foreign Investment Laws set forth in Section 6.2(b) of the Company Disclosure Letter including (i) the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise), of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, properties, products or businesses of Kaseya Parent and its Subsidiaries or of the Company and its Subsidiaries; (ii) the termination, modification, or assignment of existing relationships, joint ventures, Contracts, or obligations of Kaseya Parent and its Subsidiaries or of the Company and its Subsidiaries; (iii) the modification of any course of conduct regarding future operations of Kaseya Parent and its Subsidiaries or of the Company and its Subsidiaries; and (iv) any other restrictions on the activities of Kaseya Parent and its Subsidiaries or of the Company and its Subsidiaries, including the freedom of action of Kaseya Parent and its Subsidiaries or of the Company and its Subsidiaries with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement, in each case, on a sufficiently prompt basis in order for the

Transactions to be consummated prior to the Termination Date. Parent, Kaseya Parent and their respective Subsidiaries shall, oppose any request for, the entry of, and seek to have vacated or terminated, any order, judgment, decree, injunction or ruling of any Governmental Authority that could restrain, prevent or delay the expiration or termination of any waiting periods, or obtaining any clearances, consents, approvals and waivers under the HSR Act and the Antitrust Laws and the Foreign Investment Laws set forth in Section 6.2(b) of the Company Disclosure Letter, including by defending through litigation, any action asserted by any Person in any court or before any Governmental Authority and by exhausting all avenues of appeal, including appealing properly any adverse decision or order by any Governmental Authority, it being understood that the costs and expenses of all such actions shall be borne by Parent. Notwithstanding the foregoing or any other provision of this Agreement, none of Parent, the Company or any of their respective Affiliates shall be required to agree to any sale, divestiture, transfer, license, disposition or hold separate of, or to any prohibition of or any limitation on the acquisition, ownership, operation, effective control or exercise of full rights of ownership, or other modification of rights in respect of, any assets, properties or businesses of Parent or the Company or any of their respective Subsidiaries that, in each case, is not conditioned on the consummation of the Transactions. In furtherance and not in limitation of the foregoing, if Parent requests the Company or any of its Subsidiaries to divest or otherwise dispose of an asset or assets (including any business line or segment), the Company shall furnish to Parent such information regarding the sale, license or other disposition of such assets reasonably requested by Parent and the Company shall reasonably participate and cooperate in any requested sale, license or other disposition, subject to customary protections for the protection of the Company’s confidential information and to the condition specified in the previous sentence at Parent’s sole cost and expense.

(c) Cooperation. In furtherance and not in limitation of the foregoing, the Company, Parent, Merger Sub and Kaseya Parent shall (and shall cause their respective Subsidiaries to), subject to any restrictions under applicable Laws, (i) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material communication received by such Person from a Governmental Authority in connection with the Merger and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Merger to a Governmental Authority; (ii) keep the other Parties informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Merger and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Laws, including any proceeding initiated by a private party, and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Merger; and (iii) not independently participate in any meeting, hearing, proceeding or discussions (whether in person, by telephone, by video or otherwise) with or before any Governmental Authority in respect of the Merger without giving the other parties reasonable prior notice of such meeting or substantive discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may designate any non-public information provided to any Governmental Authority as restricted to “outside counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other Party without approval of the Party providing the non-public information; provided, that each of the Company, Parent, Merger Sub and Kaseya Parent may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis, and that the Company, Parent, Merger Sub and Kaseya Parent shall not in any event be required to share information that benefits from legal privilege with the other Parties, even on an “outside counsel” only basis, where this would cause such information to cease to benefit from legal privilege, or otherwise not be permitted under applicable Law or Contract. Notwithstanding anything to the contrary in this Agreement, but subject in all respects to Parent’s, Merger Sub’s and Kaseya Parent’s obligations contained in this Section 6.2, Parent and Merger Sub shall have primary responsibility for directing and implementing the general strategy for obtaining all authorizations, consents, orders, declarations or approvals of any Governmental Authority or the expiration or termination of any applicable waiting period necessary to consummate the Transactions; provided, that prior to implementing any such proposed general strategy, Parent and Merger Sub shall consult in good faith with the Company in connection with the proposed general strategy for obtaining such authorizations, consents, orders, declarations or approvals of any Governmental Authority or the expiration or termination of any applicable waiting period necessary to consummate the Transactions.

(d) Other Actions. Parent and Kaseya Parent shall not, and shall cause their respective Affiliates not to, enter into, agree to enter into, or consummate any Contracts, any arrangements for an acquisition (by stock purchase, merger, consolidation, purchase of assets, license or otherwise) of any ownership interest, equity interests, assets or rights in or of any Person, in each case, that would reasonably be expected to, individually or in the aggregate, (A) prevent, materially delay or materially impede the obtaining of, or adversely affect in any material respect the ability of Parent, Kaseya Parent and their respective Affiliates to procure, any authorizations, consents, orders, declarations or approvals of any Governmental Authority or the expiration or termination of any applicable waiting period necessary to consummate the Transactions, including the Merger, or (B) materially increase the risk of any Governmental Authority entering an order, ruling, judgment or injunction prohibiting the consummation of the Transactions, including the Merger, or (C) cause Kaseya Parent, Parent and their respective Affiliates or the Company to be required to obtain any additional clearances, consents, approvals and waivers under any Laws with respect to the Merger and the other Transactions.

6.3 Written Consent; Preparation of the Information Statement.

(a) Written Consent. Immediately following the No-Shop Period Start Date and in lieu of calling a meeting of the Company’s stockholders, the Company shall use its reasonable best efforts to obtain the Written Consent. Promptly following receipt of the Written Consent, the Company will provide Parent with a copy of such Written Consent. In connection with the Written Consent, the Company shall take all actions necessary or advisable to comply, and shall comply in all respects, with the DGCL, including Section 228 and Section 262 thereof, and the Organizational Documents of the Company. If the Written Consent is not received by the Company and Parent within 24 hours after the execution of this Agreement, Parent may terminate this Agreement pursuant to Section 8.1(d).

(b) Information Statement.

(i) As promptly as reasonably practicable (but no later than 30 days) after the No-Shop Period Start Date, the Company shall prepare and file with the SEC a written information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing (i) the information specified in Schedule 14C under the Exchange Act concerning the Written Consent and the Merger, (ii) the notice of action by written consent required by Section 228(e) of the DGCL and (iii) the notice of availability of appraisal rights and related disclosure required by Section 262 of the DGCL (as amended or supplemented from time to time, the “Information Statement”). Parent shall provide the Company with all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the preparation, filing and distribution of the Information Statement and shall otherwise assist and cooperate with the Company in the preparation of the Information Statement and the resolution of any comments thereto received from the SEC. Each of the Company, Parent and Merger Sub shall promptly correct any information with respect to it or provided by it for use in the Information Statement if and to the extent, in the absence of such a correction, the Information Statement would contain a misstatement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company shall disseminate such correction to the stockholders of the Company in an amendment or supplement. The Company shall notify Parent promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Information Statement and shall promptly supply Parent with copies of all such comments, requests and any other written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Information Statement. The Company shall use its reasonable efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Information Statement and to resolve such comments with the SEC and cause the Information Statement to be filed with the SEC in definitive form as contemplated by Rule 14c-2 under the Exchange Act, and shall use its reasonable efforts to cause the Information Statement to be disseminated to its stockholders as promptly as reasonably practicable after the first to occur of (i) confirmation from the SEC that it has no further comments on the Information Statement, (ii) confirmation from the SEC that the Information Statement is otherwise not to be reviewed or (iii) expiration of the 10-day period after filing in the event the SEC does not review the Information Statement. Prior to the filing of the Information Statement (or any amendment or supplement thereto) or any dissemination thereof to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent and its counsel with a reasonable opportunity to review and to comment on such document or response and the Company shall consider in good faith all comments reasonably proposed by Parent.

(ii) The Company agrees that the Information Statement will comply as to form in all material respects with the requirements of the Exchange Act and that, at the time it is filed with the SEC, at the time it is first mailed to the holders of shares of Company Common Stock or at the time of any amendment or supplement thereof, the Information Statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no covenant is made by the Company with respect to statements included or incorporated by reference in the Information Statement based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein. Parent agrees that none of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Information Statement will, at the time it is filed with the SEC or at the time it is first mailed to the holders of shares of Company Common Stock, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iii) The Company shall use reasonable best efforts to cause the Information Statement to be (i) filed with the SEC in definitive form as contemplated by Rule 14c-2 under the Exchange Act and (ii) mailed to the stockholders of the Company, in each case as promptly as practicable after, and in any event within three (3) days after, the latest of (A) confirmation from the SEC that it has no further comments on the Information Statement, (B) confirmation from the SEC that the Information Statement is otherwise not to be reviewed or (C) expiration of the ten (10) day period after filing in the event the SEC does not review the Information Statement.

6.4 Financing.

(a) No Amendments to Commitment Letters. Subject to the terms and conditions of this Agreement, Parent and Kaseya Parent may agree to or permit any amendment, supplement or other modification to be made to, or any waiver of any provision or remedy under, the Commitment Letters and may obtain financing in substitution of all or a portion of the Third Party Financing, only so long as such amendment, modification, waiver or replacement would not, or would not reasonably be expected to, (i) reduce the net cash proceeds of the Third Party Financing, including any reduction in the aggregate principal amount of the Third Party Financing, such that the aggregate proceeds from the Third Party Financing (after taking into account amounts available under the Equity Financing) would not be sufficient to pay the Required Amount; (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Financing or any other terms to the Financing, in each case, in a manner that would reasonably be expected to prevent or materially delay the ability of Parent to consummate the Closing; or (iii) adversely impact the ability of Parent and Kaseya Parent (and the Company, with respect to the Equity Commitment Letters), to enforce its rights against the other parties to the Commitment Letters or otherwise to timely consummate the Transactions (it being understood that Parent and Kaseya Parent may amend any Commitment Letter related to the Third Party Financing to add lenders, investors, lead arrangers, bookrunners, syndication agents or other similar entities who had not executed such Commitment Letters as of the date of this Agreement). Parent and Kaseya Parent shall give the Company prompt notice of any material breach by any party to the Commitment Letters of which Parent or Kaseya Parent has become aware or any termination of the Commitment Letters. Upon request from the Company, Parent and Kaseya Parent shall keep the Company informed on a reasonably current basis of material developments relating to the Financing. Any reference in this Agreement to (1) the “Equity Financing” will include the financing contemplated by the Equity Commitment Letters as amended, supplemented or modified in compliance with this Section 6.4; and (2) “Equity Commitment Letter” will include such document as amended, supplemented or modified in compliance with this Section 6.4.

(b) Taking of Necessary Actions. Subject to the terms and conditions of this Agreement, Parent and Kaseya Parent will, and Kaseya Parent shall cause its subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange and obtain the Financing on the terms and conditions described in the Commitment Letters, including using its reasonable best efforts to (i) maintain in effect the Commitment Letters in accordance with the terms and subject to the conditions thereof; (ii) satisfy (or obtain a waiver of) on a timely basis all conditions to funding that are applicable to Parent, Kaseya Parent or Kaseya Parent’s subsidiaries in the Commitment Letters; (iii) consummate the Financing at or prior to the Closing; (iv) comply with its obligations pursuant to the Commitment Letters; and (v) if all conditions to the Third Party Financing are, or upon funding of the Third Party Financing will be, satisfied, cause the other parties to the Commitment Letter and such definitive agreements to comply with their obligations thereunder and to fund at or prior to the Closing, the Financing required to satisfy the Required Amount. Notwithstanding anything to the contrary contained herein, it is understood and agreed that nothing contained in this Section 6.4 shall require Parent to pay any material fees in excess of those contemplated by the Third Party Commitment Letters and the fee letter.

(c) Enforcement. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.4 will require, and in no event will the reasonable best efforts of Parent or Kaseya Parent be deemed or construed to require Parent or Kaseya Parent to (i) bring any enforcement action against any source of the Equity Financing to enforce its rights pursuant to the Equity Commitment Letter (it being understood that Parent will seek to enforce, including by bringing suit for specific performance, the Equity Commitment Letter if the Company seeks and is granted a decree of specific performance of the obligation to consummate the Merger); or (ii) seek the Equity Financing from any source other than a counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter.

(d) Alternate Financing. In the event that all or any portion of the Third Party Financing becomes unavailable and such portion is reasonably required to consummate the Transactions (after taking into account amounts available under the Equity Financing, any remaining Third Party Financing and other cash available to the Company), Parent and Kaseya Parent shall use their reasonable best efforts to arrange and timely obtain substitute financing (on terms and conditions that are not materially less favorable to Parent, taken as a whole, than the terms and conditions set forth in the Commitment Letters in effect as of the date hereof relating to the Third Party Financing to be replaced from the same or alternative sources in an amount sufficient after taking into account amounts available under the Equity Financing, any remaining Third Party Financing and other cash available to the Company, to fund the Required Amount (the “Alternate Financing”) as promptly as practicable following the occurrence of such event but no later than the Closing Date (and shall promptly after the execution and delivery thereof, provide to the Company a true and complete copy of the fee letter related to the Alternate Financing with redactions consistent with the redactions made to the fee letter delivered on the date hereof). All references to the term “Third Party Financing” shall be deemed to include such Alternate Financing and all references to the “ Commitment Letters relating to the Third Party Financing” shall include any commitment letter or similar document for the Alternate Financing.

6.5 Financing Cooperation.

(a) Cooperation. Following the date of this Agreement and prior to the Effective Time, the Company shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its respective reasonable best efforts, to provide Parent with all customary cooperation (and shall use its reasonable best efforts to cause its Representatives to cooperate) as is reasonably requested by Parent to arrange, syndicate and obtain debt and preferred equity financing to be obtained by Parent and Merger Sub or their respective Affiliates in connection with the Transactions, including using reasonable best efforts in:

(i) causing management of the Company to participate in a reasonable number of meetings, presentations due diligence sessions and drafting sessions to the extent customary for the Debt Financing and Preferred Equity Financing at times and locations to be mutually agreed;

(ii) providing reasonable and customary assistance to Parent with the preparation of customary marketing materials and bank information memoranda required in connection with the Debt Financing;

(iii) facilitating the pledging of collateral and the granting of security interests in respect of the Debt Financing (including (x) cooperation in connection with the pay-off of Company Indebtedness and the release of related guarantees and liens) and (y) assisting Parent in connection with the preparation of any pledge and security documents and other definitive financing documents as may be reasonably requested by Parent; it being understood that such pledge and such documents will not take effect until the Effective Time;

(iv) furnishing Parent and the Financing Sources, as promptly as reasonably practicable, with (A) to the extent customarily provided by companies of comparable size and comparable industry in transactions similar to the Third Party Financing for a financing of the type being incurred, financial and other pertinent and customary information (and supplementing such information to the extent any such information contains any material misstatement of fact or omits to state a material fact necessary to make such information not misleading) regarding the Company and its Subsidiaries as may be reasonably requested by Parent or the Financing Sources to the extent that such information is of the type and form customarily included in a bank confidential information memorandum in connection with the arrangement of financing similar to the Third Party Financing or in lender presentations or other customary marketing materials, and (B) (1) audited consolidated balance sheets and related statements of income and cash flows of the Company and its Subsidiaries on a consolidated basis for the fiscal years ended December 31, 2019, 2020 and 2021 and, if such fiscal year ends at least 90 days prior to the Closing Date, 2022 and (2) in respect of any subsequent fiscal quarter ending after January 1, 2022 and at least 45 days prior to the Closing Date, unaudited consolidated balance sheets and related statements of income and cash flows of the Company and its Subsidiaries for such fiscal quarter, in each case prepared in accordance with GAAP (subject to the absence of footnotes and year-end adjustments, in the case of unaudited financial statements);

(v) assisting Parent with the preparation of pro forma financial information and pro forma financial statements to the extent reasonably requested by Parent or the Financing Sources to be included in any marketing materials or of the type required by the Commitment Letters related to the Third Party Financing; it being agreed that nothing will require the Company or its Subsidiaries to provide (or be deemed to require the Company to prepare) any pro forma financial statements, information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Third Party Financing or any description of all or any portion of the Financing;

(vi) assisting in the taking of all corporate and other actions, subject to the occurrence of the Closing, reasonably necessary to permit the consummation of the Third Party Financing on the Closing Date; it being understood that no such corporate or other action will take effect prior to the Closing and the directors of the Company will not approve the Third Party Financing prior to the Closing Date; and

(vii) at least four Business Days prior to the Closing Date, furnishing Parent and the Financing Sources with all customary documentation and other information required by U.S. regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, Title III of Pub. L.107-56, and a beneficial ownership certificate for any entity that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (31. C.F.R § 1010.230), in each case, to the extent requested at least nine Business Days prior to the Closing Date.

(b) Obligations of the Company. Nothing in this Section 6.5 will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses in connection with the Third Party Financing prior to the Effective Time; (ii) enter into any definitive agreement the effectiveness of which is not conditioned upon the Closing; (iii) give any indemnities that are effective prior to the Effective Time; or (iv) take any action that would unreasonably interfere with the conduct of the business or the Company and its Subsidiaries, breach any confidentiality obligations applicable to the Company and its Subsidiaries or create a reasonable risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries. In addition, no obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Third Party Financing will be effective until the Effective Time, and neither the Company nor any of its Subsidiaries will be required to take any action under this Section 6.5 pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time (other than any customary authorization letters contemplated by the Debt Financing). Nothing in this Section 6.5 shall require (A) any officer or Representative of the Company or any of its Subsidiaries to deliver any certificate or take any other action under this Section 6.5 that could reasonably be expected to result in personal liability to such officer or Representative; or (B) the Company Board to approve any financing or Contracts related thereto prior to the Effective Time (it being understood and agreed that any such certificate, opinion or resolution executed and delivered by any officer or board members of the Surviving Corporation shall be effective substantially contemporaneously with the Effective Time). The Company and its Subsidiaries and Representatives shall not be required to deliver any legal opinions or solvency certificates. Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 7.2(b), as it applies to the Company’s obligations relating to the Third

Party Financing, shall be deemed satisfied, unless (x) the Third Party Financing has not been obtained as a result of the Company’s breach of its obligations under this Section 6.5(b), (y) Parent has provided written notice (which may be electronic) of such breach to the Company and (z) the Company failed to cure such breach within five (5) Business Days of receipt of such written notice.

(c) Company Indebtedness.

(i) No fewer than two Business Days prior to the Effective Time, with respect to the Company Indebtedness to be repaid at the Effective Time, the Company shall deliver to Parent draft payoff letters in customary form from the lenders (or their applicable representative) with respect to the Company Credit Agreement, to be signed by the applicable parties thereto prior to the Effective Time, stating the amounts required to be paid to satisfy in full all obligations thereunder and providing for the release (subject to the payment thereof at the Effective Time) of all liens and other security over the properties and assets of the Company and its Subsidiaries securing all such obligations (and, as promptly as possible following the Effective Time if not delivered prior to such time, the applicable termination instruments or release filings of all such liens securing such Indebtedness, in form and substance reasonably satisfactory to Parent).

(ii) At or prior to the Effective Time, Parent shall provide (or cause to be provided) to the Company funds in an amount equal to the amount necessary for the Company to repay and discharge in full all amounts outstanding pursuant to the Company Indebtedness and upon the receipt thereof, substantially concurrently with the Effective Time, the Company shall repay and discharge such Company Indebtedness.

(d) Use of Logos. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Third Party Financing so long as such logos (i) are used solely in a manner that is not intended to, or reasonably likely to, harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries; and (ii) are used solely in connection with a description of the Company or any of its Subsidiaries, its or their respective businesses and products, or the Merger.

(e) Confidentiality. All non-public or other confidential information provided by the Company, its Subsidiaries or any of their Representatives pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub will be permitted to disclose such information to any financing sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Third Party Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons agree to be bound by (i) customary confidentiality undertakings which are, in all material respects, the same as those in the Confidentiality Agreement as if parties thereto or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a beneficiary.

(f) Reimbursement. Promptly upon request by the Company, Parent and Kaseya Parent shall reimburse the Company for any reasonable and documented out-of-pocket costs and expenses (including reasonable out-of-pocket attorneys’ fees) incurred by the Company, its Subsidiaries or any of its Representatives in connection with the cooperation or obligations of the Company, its Subsidiaries and their Representatives contemplated by this Section 6.5.

(g) Indemnification. The Company, its Subsidiaries and their respective Representatives shall be indemnified and held harmless by Parent, Kaseya Parent and Merger Sub from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable and out-of-pocket attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Third Party Financing pursuant to this Agreement or the provision of information utilized in connection therewith (expect to the extent that any of the foregoing arising from the gross negligence, willful misconduct or arises from information provided in writing by or on behalf of the Company or its respective Representatives specifically for use in connection with the Third Party Financing, which information is determined to have contained materially inaccurate or incorrect information and that was not information of a general industry or economic nature).

(h) No Exclusive Arrangements. In no event will Guarantor, Parent, Kaseya Parent, Merger Sub or any of their respective Affiliates (which for this purpose will be deemed to include each direct investor in Parent, Kaseya Parent or Merger Sub and the financing sources or potential financing sources of Parent, Kaseya Parent, Merger Sub and such investors) enter into any Contract prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt or equity financing from providing or seeking to provide debt or equity financing or financial advisory services to any Person, in each case in connection with a transaction relating to the Company or any of its Subsidiaries or in connection with the Merger.

6.6 Anti-Takeover Laws. The Company and the Company Board (and any committee empowered to take such action, if any) shall (a) take all actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Merger; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Merger, take all action within their power to ensure that the Merger may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger.

6.7 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall, subject to restrictions or limitations as a result of COVID-19 or any COVID-19 Measures, afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours, upon reasonable advance request, to the properties, books and records and personnel of the Company, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law or Contract requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract; (d) access would result in the disclosure of any trade secrets (including source code) of the Company, any of its Subsidiaries or any third Persons; or (e) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand. Nothing in this Section 6.7 shall be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.7 shall be conducted in a manner that (i) does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by officers, employees and other authorized Representatives of the Company or any of its Subsidiaries of their normal duties or (ii) create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive or subsurface testing or any sampling, monitoring or analysis of soil, groundwater, building materials, indoor air, or other environmental media. Notwithstanding anything herein to the contrary and except in the ordinary course of business and not related to the Transactions, Parent and Merger Sub shall not, and shall cause their respective Representatives not to, contact any employee of the Company or any of its Subsidiaries not involved in the negotiation of the Transactions or any customer, technology or other partner, vendor or supplier of the Company in connection with the Merger or any of the other Transactions, in each case, without the Company’s prior written consent, and Parent and Merger Sub acknowledge and agree that any such contact shall be arranged and supervised by Representatives of the Company. All requests for access pursuant to this Section 6.7 must be directed to the General Counsel of the Company or other Person designated by the Company, or another person designated in writing by the Company.

6.8 Section 16(b) Exemption. Prior to the Effective Time, the Company shall take all such actions as may be reasonably necessary or advisable hereto to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) (including the disposition, cancellation, or deemed disposition and cancellation of Company Common Stock, Company Options, Company RSUs or Company PSUs) in connection with the Merger by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.9 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) Indemnified Persons. The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company and its Subsidiaries pursuant to any indemnification agreements between the Company and any of its Subsidiaries or Affiliates, on the one hand, and any of their respective current or former directors or officers (and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time), on the other hand (each, together with such Person’s heirs, executors and administrators, an “Indemnified Person” and, collectively, the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the Organizational Documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Organizational Documents of the Subsidiaries of the Company, as of the date of this Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any adverse manner except as required by applicable Law.

(b) Indemnification Obligation. Without limiting the generality of the provisions of Section 6.9(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable Law, and any of its Subsidiaries or Affiliates in effect on the date of this Agreement, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, whenever asserted, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) the fact that an Indemnified Person is or was a director or officer of the Company or such Subsidiary or Affiliate; (ii) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director or officer of the Company or any of its Subsidiaries or other Affiliates, or taken at the request of the Company or such Subsidiary or Affiliate (including in connection with serving at the request of the Company or such Subsidiary or Affiliate as a director, officer, trustee or fiduciary of another Person (including any employee benefit plan), regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time); and (iii) the Merger, as well as any actions taken by the Company, Parent or Merger Sub with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries that is alleged to have rendered the Surviving Corporation or any of its Subsidiaries insolvent), except that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.9(b), then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, the Surviving Corporation shall advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation nor any of their respective Affiliates shall settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Corporation (which counsel will be reasonably acceptable to such Indemnified Person), the fees and expenses of which shall be paid by the Surviving Corporation.

(c) D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfying its obligations pursuant to this Section 6.9(c), the Surviving Corporation will not be obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. In satisfaction of the foregoing obligations, prior to the Effective Time the Company may purchase a prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the aggregate cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect for a period of no less than six years after the Effective Time and continue to honor its obligations thereunder.

(d) Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Corporation or entity in such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.9.

(e) No Impairment. The obligations set forth in this Section 6.9 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other Person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.9(c) (and their heirs and representatives), the “Other Indemnified Persons) without the prior written consent of such affected Indemnified Person or Other Indemnified Person. Each of the Indemnified Persons or Other Indemnified Persons are intended to be third party beneficiaries of this Section 6.9, with full rights of enforcement as if a Party. The rights of the Indemnified Persons or Other Indemnified Persons pursuant to this Section 6.9 will be in addition to, and not in substitution for, any other rights that such Persons may have pursuant to (i) the Charter and Bylaws; (ii) the Organizational Documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries; or (iv) applicable Law (whether at Law or in equity).

(f) Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.9 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.10 Employee Matters.

(a) Acknowledgement. Parent hereby acknowledges and agrees that a “change of control” (or similar phrase) within the meaning of each of the Employee Plans, as applicable, will occur as of the Effective Time.

(b) Existing Arrangements. From and after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) assume and honor all of the Employee Plans in accordance with their terms as in effect immediately prior to the Effective Time. Notwithstanding the foregoing, nothing will prohibit the Surviving Corporation from in any way amending, modifying or terminating any such Employee Plans in accordance with their terms or if otherwise permitted pursuant to applicable Law.

(c) Employment; Benefits. For a period of twelve (12) months following the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) maintain for the benefit of each Continuing Employee (i) base salary or wage rate and short-term cash incentive opportunities (excluding change in control or transaction compensation and equity or equity-based incentive opportunities) that are, in the aggregate, no less favorable than those in effect for such Continuing Employee immediately before the Effective Time; (ii) severance and termination benefits that are no less favorable than those set forth in Section 6.10(c) of the Company Disclosure Letter; and (iii) employee benefit plans, programs, policies, agreements or arrangements of the Surviving Corporation or any of its Subsidiaries (the “Company Plans”) (excluding nonqualified deferred compensation, defined pension, post-termination or retiree health or welfare, or equity or equity-based benefits) at levels that are substantially comparable in the aggregate to either (x) those in effect for (or available to) such Continuing Employee under the Employee Plans as of immediately before the Effective Time, or (y) similarly situated employees of Parent and its Affiliates; provided, that, for purposes of clause (iii) hereof, if the Effective Time occurs in 2022, for the period between the Effective Time through December 31, 2022, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) maintain, for the benefit of each Continuing Employee, all Employee Plans (excluding nonqualified deferred compensation, defined pension, post-termination or retiree health or welfare, or equity or equity-based benefits) in effect for (or available to) such Continuing Employee as of immediately before the Effective Time. For a period of six (6) months following the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to maintain for the benefit of each Continuing Employee the same primary place of employment (including any remote work arrangement) applicable to such Continuing Employee immediately before the Effective Time.

(d) New Plans. With respect to each benefit or compensation plan, program, policy, arrangement or agreement that is made available to any Continuing Employee at or after the Effective Time (each such plans, a “New Plan”), the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) use commercially reasonable efforts to cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual, incentive compensation, and severance entitlement or termination pay) to the same extent and for the same purpose as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Employee Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time, in each case, except (i) to the extent that it would result in duplication of coverage or benefits for the same period of service, (ii) under any defined benefit plan or frozen benefit plan of Parent or (iii) with respect or vesting or other benefits under any equity incentive plan. In addition, and without limiting the generality of the foregoing, Parent will or will cause the Surviving Corporation and its Subsidiaries to use commercially reasonable efforts to provide that (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a corresponding Company Plan (such plans, the “Old Plans”); (ii) for purposes of each New Plan providing life insurance, medical, dental, pharmaceutical, vision or disability benefits, all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan be waived for the Continuing Employees and their covered dependents, to the extent such conditions were inapplicable or waived under the comparable Employee Plan in which such Continuing Employee participated immediately prior to the Effective Time; and (iii) for any year in which such Continuing Employee is moved to a New Plan, for purposes of each New Plan providing medical, dental, pharmaceutical, or vision benefits, any eligible expenses incurred by the Continuing Employees and their covered dependents during the portion of the plan year of the Old Plan ending on the date that Continuing Employees’ participation in the corresponding New Plan begins, if such participation begins in the year in which the Effective Time occurs, to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employees and their covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time, and will otherwise be subject to the terms of such vacation and/or paid time off policies as determined by Parent and its Affiliates from time to time (but in no event subject to forfeiture).

(e) Company Incentive Plans. With respect to each of the Company’s annual cash incentive plans set forth on Section 6.10(e) of the Company Disclosure Letter (each, a “Company Incentive Plan”), for the fiscal year in which the Effective Time occurs, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) pay to each Continuing Employee who remains employed with Parent, the Surviving Corporation or their respective Affiliates through the end of such fiscal year, at the same time or times that Parent, the Surviving Corporation or their applicable Affiliate pays annual bonuses in respect of such fiscal year to other similarly situated employees thereof but in no event later than March 15 immediately after the end of such fiscal year, a bonus for such fiscal year (the “Annual Bonus”) that is equal to the greater of (i) the target Annual Bonus that such Continuing Employee would have been entitled to receive under the applicable Company Incentive Plan for such fiscal year as set forth on Schedule 6.10(e), and (ii) the Annual Bonus that such Continuing Employee is entitled to receive under the applicable Company Incentive Plan based on actual level of achievement of the applicable performance criteria for such fiscal year (as determined after giving appropriate effect to the Transactions).

(f) 401(k) Plan. If so directed by Parent in writing at least ten (10) days prior to the Effective Time, the Company Board or the board of directors of its applicable Affiliate shall adopt resolutions to terminate any Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (the “401(k) Plans”) (the form and substance of which resolutions shall be subject to review and approval of Parent, which shall not be unreasonably withheld or delayed), effective no later than the date immediately preceding the Closing Date. In the event that the distributions of assets from the trust of a 401(k) Plan which is terminated is reasonably anticipated to trigger liquidation charges, surrender charges or other fees to be imposed upon the account of any participant or beneficiary of such terminated plan or upon the Company or plan sponsor, then the Company shall use commercially reasonable efforts to estimate the amount of such charges and/or fees and provide such estimate in writing to Parent prior to the Closing.

(g) Collective Bargaining Agreements. Notwithstanding anything in this Section 6.10 to the contrary, the terms and conditions of employment for any employees covered by a collective bargaining agreement or other agreement with any labor union, works council, or other labor organization shall be governed by such applicable agreement.

(h) No Third-Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.10 will not be deemed to: (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee; (ii) amend any Company Plan or any other compensation or benefit plans maintained for or provided to employees or other persons prior to or following the Effective Time; (iii) create any third party beneficiary rights in any Continuing Employee or former employee (or beneficiary or dependent thereof); or (iv) constitute a limitation on the rights to amend, modify or terminate any such plans or arrangements of Parent or any of its Subsidiaries.

6.11 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub shall be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.12 Notification of Certain Matters. Each of the Company and Parent will give prompt notice to the other (and will subsequently keep the other informed on a reasonably current basis of any material developments related to such notice) upon its becoming aware of the occurrence or existence of any change, event, effect, occurrence or development that (a) with respect to the Company, has had or would reasonably be expected have a Company Material Adverse Effect, (b) with respect to Parent or Merger Sub, has had or would reasonably be expected to have a Parent Material Adverse Effect, and/or (c) is reasonably likely to result in any of the conditions set forth in Article VII not being able to be satisfied prior to the Termination Date. No notification given by any party pursuant to this Section 6.12 shall limit or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in this Agreement. The Company’s or Parent’s failure to comply with this Section 6.12 will not be taken into account for purposes of determining whether any conditions set forth in Article VII to consummate the Mergers have been satisfied.

6.13 Public Statements and Disclosure. The initial press release with respect to the execution of this Agreement shall be a joint press release in the form reasonably agreed to by the Parties, and following such initial press release, the Company, Kaseya Parent and Parent shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice as is feasible); provided, that neither Parent, Kaseya Parent, nor the Company shall be obligated to engage in such consultation with respect to communications (including communications directed to employees, suppliers, customers, partners, vendors or stockholders) that are consistent with public statements previously made in accordance with this Section 6.13; provided, further, that the restrictions set forth in this Section 6.13 shall not apply to any release or public statement (i) made or proposed to be made by the Company with respect to an Acquisition Proposal, a Superior Proposal or a Company Board Recommendation Change or any action taken pursuant thereto or (ii) in connection with any dispute between the parties regarding this Agreement or the Merger.

6.14 Transaction Litigation. Prior to the Effective Time, the Company will provide Parent with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. The Company will (a) give Parent the opportunity to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not compromise or settle any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.14, “participate” means that the Company shall keep Parent reasonably apprised of the proposed strategy and other significant decisions with respect to any Transaction Litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company shall consider in good faith, but Parent shall not be afforded decision-making power or authority, except as specifically provided in this Section 6.14.

6.15 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NYSE to cause (a) the delisting of the Company Common Stock from NYSE as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.16 Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party shall use their reasonable best efforts to take such action.

6.17 Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, shall execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

6.18 Certain Arrangements. Without the prior written consent of the Company Board, neither Parent, Merger Sub nor any of their respective Affiliates, directly or indirectly, shall have any formal or informal discussions with respect to, or enter into any agreement, arrangement or understanding (in each case, whether oral or written), or authorize, commit or agree to enter into any agreement, arrangement or understanding (in each case, whether oral or written), described in Section 4.13 of this Agreement.

6.19 FIRPTA Affidavits. At the Closing, the Company shall deliver a certificate, under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulation Section 1.897-2(h); provided, however, that the sole remedy for failure to deliver such forms or certificate shall be that Payment Agent, Parent, the Company and the Surviving Corporation shall deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder or former holder of shares of the Company such amounts as are required to be deducted or withheld therefrom pursuant to any applicable Law.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to consummate the Merger are subject to the satisfaction (or waiver by Parent and the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Written Consent. The Company’s receipt of the Written Consent.

(b) Regulatory Approvals. (i) The waiting periods applicable to the Transactions pursuant to the HSR Act, and any timing agreement between a party and a Governmental Authority not to consummate the Transactions, will have expired or otherwise been terminated and (ii) the approvals, clearances or expirations of waiting periods set forth in Section 7.1(b) of the Company Disclosure Letter will have occurred or been obtained (as applicable).

(c) No Prohibitive Laws or Injunctions. No Law, injunction or order (whether temporary, preliminary or permanent) by any Governmental Authority of competent jurisdiction prohibiting, restricting, enjoining or otherwise making illegal the consummation of the Transactions shall have been enacted, entered, promulgated or enforced and be continuing in effect.

(d) Information Statement. At least 20 calendar days shall have elapsed since the Company mailed to the Company’s Stockholders the Information Statement as contemplated by Regulation 14C of the Exchange Act (including Rule 14c-2 promulgated under the Exchange Act).

7.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction (or waiver by Parent where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. (i) the representations and warranties of the Company set forth in the first sentence of Section 3.1, Section 3.2, Section 3.3(a), Section 3.3(c), Section 3.4, the last sentence of Section 3.7(c), Section 3.7(d), Section 3.7(f) and Section 3.27, if not qualified by Company Material Adverse Effect or other materiality qualifications, shall be true and correct in all material respects on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects only as of such earlier date), and, if qualified by Company Material Adverse Effect or other materiality qualifications, shall be true and correct in all respects on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects only as of such earlier date), (ii) the representations and warranties of the Company set forth in Section 3.7(a) and Section 3.7(b) shall be true and correct in all respects except for de minimis inaccuracies on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects only as of such earlier date), (iii) the representations and warranties of the Company set forth in Section 3.12(b) shall be true and correct in all respects on the Closing Date as if made on the Closing Date, and (iv) the other representations and warranties of the Company set forth in Article III of this Agreement shall be true and correct on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date), except where the failure of such representations and warranties to be so true and correct (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” or words of similar import) would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed and complied in all material respects with the covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c) Officer’s Certificate. Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) have been satisfied.

(d) Company Material Adverse Effect. No Company Material Adverse Effect has occurred since the date of this Agreement.

7.3 Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver by the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any materiality or Parent Material Adverse Effect qualifications set forth therein) as of the Closing Date as if made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty need only be so true and correct as of such specified date), except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to prevent, materially delay, or have a material adverse effect on the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Transactions (a “Parent Material Adverse Effect”).

(b) Performance of Obligations of Parent and Merger Sub. Parent, Kaseya Parent and Merger Sub shall have performed and complied in all material respects with the covenants, obligations and conditions of this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) at any time prior to the Effective Time (whether prior to or after the receipt of the Written Consent) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Written Consent) if (i) any permanent injunction or other final and non-appealable judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Transactions is in effect that, in each case, prohibits, makes illegal or enjoins the consummation of the Transactions and has become final and non-appealable; or (ii) any statute, rule or regulation has been enacted, entered, enforced or deemed applicable to the Transactions that prohibits, makes illegal or permanently enjoins the consummation of the Transactions; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the issuance of such permanent injunction or other final and non-appealable judgment or order, or statute, rule or regulation was primarily due to the failure of such Party to perform any of its obligations under this Agreement or if such Party shall have failed to comply with its obligations under Section 6.2(b);

(c) by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Written Consent) if the Effective Time has not occurred by 11:59 p.m., New York City time, on November 11, 2022(the “Termination Date”); provided, however, that if as of the Termination Date any of the conditions set forth in Section 7.1(c) (solely to the extent such condition has not been satisfied due to an order or injunction arising under any Antitrust Law) or Section 7.1(b) shall not have been satisfied or waived, the Termination Date shall be automatically extended until 11:59 p.m., New York City time, on April 11, 2023, and such date, as so extended, shall be the Termination Date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to any party whose material breach of any provision of this Agreement has been the primary cause of, or primarily resulted in, the failure of the Merger to be consummated prior to the Termination Date;

(d) by Parent, if the Written Consent, duly executed by the Principal Stockholders, shall not have been delivered to Parent and the Company by 11:59 p.m., Eastern Time, on April 11, 2022;

(e) by Parent (whether prior to or after the receipt of the Written Consent), if the Company has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.2(a), (b) or (d), except that if such breach or failure to perform is capable of being cured prior to the Termination Date, Parent will not be entitled to terminate this Agreement prior to the delivery by Parent to the Company of written notice of such breach, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach has been cured prior to the earlier of 45 days following delivery of Parent’s written notice and the Termination Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if it is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.3(a) or (b);

(f) by Parent, if at any time the Company Board (or a committee thereof) has effected a Company Board Recommendation Change; provided, that Parent may not terminate this Agreement pursuant to this Section 8.1(f) if Parent fails to terminate this Agreement pursuant to this Section 8.1(f) prior to 11:59 p.m., Eastern Time, on the date which is ten Business Days after Parent is notified in writing that the Company Board has effected a Company Board Recommendation Change;

(g) by the Company, if Parent or Merger Sub has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.3(a) or (b), except that if such breach is capable of being cured prior to the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach has been cured prior to the earlier of 45 days following delivery of the Company’s written notice and the Termination Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if it is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.2(a), (b) or (d);

(h) by the Company, at any time prior to the No-Shop Period Start Date, if (i) the Company has received a Superior Proposal, (ii) the Company Board (or a committee thereof) has authorized the Company to enter into a definitive Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal, (iii) the Company has complied in all material respects with Section 5.3 with respect to such Superior Proposal and (iv) the Company pays to Parent in immediately available funds the Company Termination Fee in accordance with Section 8.3(b)(iii) prior to or concurrently with such termination; or

(i) by the Company, (i) if all of the conditions set forth in Section 7.1 and Section 7.2 are satisfied or waived (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, so long as such conditions are at the time of termination capable of being satisfied as if such time were the Closing), (ii) Parent fails to consummate the Transactions by the date that is five Business Days after the first date on which Parent is required to consummate the Closing pursuant to Section 2.3, and (iii) the Company has irrevocably confirmed to Parent in writing that it is prepared to consummate the Closing.

8.2 Manner and Notice of Termination; Effect of Termination.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties specifying the provision of Section 8.1 pursuant to which this Agreement is being terminated.

(b) Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate or Representative of such Party) to the other Parties, as applicable, except that Section 6.5(f), Section 6.5(g),this Section 8.2, Section 8.3 and Article IX will each survive the termination of this Agreement in accordance with their respective terms. Notwithstanding the foregoing, but subject to Section 8.3(f), no termination of this Agreement will relieve any Party from any liability for fraud or any intentional breach of this Agreement by such Party prior to termination. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, the Guarantee or the Equity Commitment Letter, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3 Fees and Expenses.

(a) General. Except as set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Merger shall be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation shall be responsible for all fees and expenses of the Payment Agent. Except as set forth in Section 2.9(e), Parent shall pay or cause to be paid all (i) transfer, stamp and documentary Taxes or fees; and (ii) sales, use, gains, real property transfer and other similar Taxes or fees, in each case, arising out of or in connection with the consummation of the Merger.

(b) Company Payments.

(i) If (A) this Agreement is validly terminated pursuant to Section 8.1(d) or Section 8.1(e); (B) at the time of such termination, the conditions set forth in Sections 7.1(b) and Section 7.1(c) have been satisfied or are capable of being satisfied and the conditions set forth in Section 7.3(a) and Section 7.3(b) would be satisfied if the date of such termination was the Closing Date; (C) following the execution and delivery of this Agreement and prior to such termination of this Agreement pursuant to Section 8.1(d) or Section 8.1(e), an Acquisition Proposal for an Acquisition Transaction has been publicly announced or disclosed and not withdrawn or otherwise abandoned; and (D) within one year following such termination of this Agreement pursuant to Section 8.1(d) or Section 8.1(e), as applicable, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction and such Acquisition Transaction is subsequently consummated, then the Company will concurrently with the consummation of such Acquisition Transaction pay to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b)(i), all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%”.

(ii) If this Agreement is validly terminated pursuant to Section 8.1(f), then the Company must promptly (and in any event within three Business Days) following such termination pay to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii) If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company must prior to or concurrently with such termination pay to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(c) Parent Payments.

(i) Parent shall pay the Company promptly (and in any event within three Business Days) a termination fee of $371,330,950 (the “Parent Termination Fee”) in the event this Agreement is terminated (A) by the Company pursuant to Section 8.1(g) or Section 8.1(i) or (B) by the Company or Parent pursuant to Section 8.1(c) (at a time at which the Company had the right to terminate this Agreement pursuant to Section 8.1(g) or Section 8.1(i)). The Parent Termination Fee shall be paid to the Company by wire transfer of immediately available funds to an account or accounts designated in writing by the Company.

(d) Single Payment Only. The Parties acknowledge and agree that in no event will Parent be required to pay more than one Parent Termination Fee or the Company be required to pay more than one Company Termination Fee, whether or not the Parent Termination Fee or Company Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e) Payments; Default. The Parties acknowledge that (i) the agreements contained in this Section 8.3 are an integral part of the Transactions, (ii) each of the Parent Termination Fee and the Company Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company or Parent, as the case may be, in the circumstances in which such fee is payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and (iii) without these agreements, the Parties would not enter into this Agreement. Accordingly, if either Party fails to promptly pay any amount due pursuant to Section 8.3(b) or Section 8.3(c) and, in order to obtain such payment, the recipient Party commences a Legal Proceeding that results in a judgment against the non-paying Party for the amount set forth in Section 8.3 or any portion thereof, the non-paying Party shall pay to the recipient Party the recipient Party’s reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law.

(f) Sole Remedy.

(i) The Company’s receipt of the Parent Termination Fee to the extent owed pursuant to Section 8.3(c) and the Company’s right to specific performance pursuant to Section 9.8 will be the sole and exclusive remedies of the Company and its Affiliates against (A) Parent, Merger Sub, Kaseya Parent, Kaseya Inc. or the Guarantor and each of their respective Affiliates and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, Representatives, Financing Sources, members, managers, general or limited partners, stockholders and assignees of each of Parent, Merger Sub, Kaseya Parent, Kaseya Inc. and the Guarantor and each of their respective Affiliates (collectively, the “Parent Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, and upon payment of the Parent Termination Fee, none of the Parent Related Parties will have any further liability or obligation to the Company or any of its Subsidiaries relating to or arising out of this Agreement, any agreement executed in connection herewith (including the Guarantee) or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement, Section 8.3(a) and Section 8.3(e), as applicable). The parties acknowledge and agree that while the Company may pursue a grant of specific performance in accordance with Section 9.8(b) and payment of the Parent Termination Fee, in no event shall the Company be entitled to obtain both (x) a grant of specific performance pursuant to Section 9.8(b) that results in the Closing occurring and (y) payment of monetary damages in accordance with this Section 8.3(f). The Parent Related Parties are intended third party beneficiaries of this Section 8.3(f)(i). In no event shall Parent, Merger Sub, Kaseya Parent or Kaseya Inc. have liability for monetary damages (including monetary damages in lieu of specific performance and damages pursuant to the penultimate sentence of Section 8.2(b)) other than payment of the Parent Termination Fee plus any amounts owed by Parent under Section 8.3(e), and the amount of the Parent Termination Fee shall be the maximum aggregate liability of Parent, Merger Sub, Kaseya Parent and Kaseya Inc. hereunder.

(ii) Parent’s receipt of the Company Termination Fee to the extent owed pursuant to Section 8.3(b) and Parent’s right to specific performance pursuant to Section 9.8 will be the sole and exclusive remedies of Parent and Merger Sub and each of their respective Affiliates against (A) the Company, its Subsidiaries and each of their respective Affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (collectively, the “Company Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, and upon payment of the Company Termination Fee, none of the Company Related Parties will have any further liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Parent and Merger Sub and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement, Section 8.3(a) and Section 8.3(e), as applicable). The Company Related Parties are intended third party beneficiaries of this Section 8.3(f)(ii). In no event shall the Company or any of its Subsidiaries have liability for monetary damages (including monetary damages in lieu of specific performance and damages pursuant to the penultimate sentence of Section 8.2(b)) in the aggregate in excess of the amount of the Company Termination Fee plus any amounts owed by the Company under Section 8.3(e), and the amount of the Company Termination Fee shall be the maximum aggregate liability of the Company and its Subsidiaries hereunder.

8.4 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Written Consent, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval. Notwithstanding the foregoing, with respect to any amendment or modification to Section 8.3(f)(i), Section 8.4, Section 8.5, Section 9.6, Section 9.9, Section 9.10, Section 9.11 and Section 9.12 (and any provision of this Agreement to the extent an amendment, supplement or modification of such provision would modify the substance of any of the foregoing provisions) that is adverse to any Financing Source, the prior written consent of the adversely affected Financing Source shall be required before any such amendment or modification may become effective.

8.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, Parent and the Company may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable; (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance by the other Party with any of the agreements or conditions contained herein applicable to such Party (it being understood that Parent and Merger Sub shall be deemed a single Party solely for purposes of this Section 8.5). Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right. Notwithstanding the foregoing, with respect to any waiver of Section 8.3(f)(i), Section 8.4, Section 8.5, Section 9.6, Section 9.8(b)(iv), Section 9.9, Section 9.10, Section 9.11 and Section 9.12 (and any provision of this Agreement to the extent a waiver of such provision would modify the substance of any of the foregoing provisions) that is adverse to any Financing Source (or, if such Financing Source is not a Lender, its Affiliated Lender), the prior written consent of the adversely affected Financing Source shall be required before any such waiver may become effective.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement or in any certificate delivered pursuant to this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time shall survive the Effective Time in accordance with their respective terms.

9.2 Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by electronic mail or by hand (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

(a) if to Parent or Merger Sub to:

c/o Kaseya

701 Brickell Avenue #400

Miami, FL 33131

Attn: Chief Executive Officer

General Counsel

Email: *****************

*****************

with a copy (which will not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention: Morgan D. Elwyn; Matthew J. Guercio; Claire E. James

Email: *****************

(b) if to the Company (prior to the Effective Time) to:

Datto Holding Corp.

101 Merritt 7

Norwalk, CT 06851

Attn:   Tim Weller, Chief Executive Officer

Emily Epstein, General Counsel

Email: *****************

*****************

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn:    Daniel Wolf, P.C.

David M. Klein, P.C.

Chelsea N. Darnell

Email: *****************

*****************

*****************

Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or e-mail address through a notice given in accordance with this Section 9.2, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties, except that Parent will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement from and after the Effective Time (a) to any of its respective Affiliates; or (b) to any Financing Source pursuant to the terms of the Third Party Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Third Party Financing, it being understood that, in each case, such assignment will not (i) affect the obligations of the parties to the Equity Commitment Letter or the Guarantors pursuant to the Guarantee; or (ii) impede or delay the consummation of the Merger or otherwise materially impede the rights of the holders of shares of Company Common Stock, Company RSUs, Company PSUs, and Company Options pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and shall inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder. Any purported assignment of this Agreement without the consent required by this Section 9.3 is null and void.

9.4 Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Parent, the Company and the other parties thereto have previously executed the Confidentiality Agreement, dated March 16, 2022 (the “Confidentiality Agreement”), that shall continue in full force and effect in accordance with its terms; provided that from and after the date hereof, notwithstanding anything to the contrary in the Confidentiality Agreement, no consent of the Company shall be required for any Person who is a potential source of, or may provide, equity, debt or any other type of financing for the Transactions to become a Representative (as defined in the Confidentiality Agreement) of Parent thereunder. Each of Parent, Merger Sub and their respective Representatives shall hold and treat all documents and information concerning the Company and its Subsidiaries furnished or made available to Parent, Merger Sub or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreement. By executing this Agreement, each of Parent and Merger Sub agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were parties thereto.

9.5 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the Guarantee, the Equity Commitment Letter and the Debt Commitment Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. The Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

9.6 Third Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, except (a) as set forth in or as contemplated by Section 6.9, (b) if the Closing occurs, for the right of the holders of Company Common Stock, Company Options, Company RSUs or Company PSUs to receive the Per Share Price and the Vested Equity Award Consideration, respectively, in each case after the Effective Time, (c) as set forth in or contemplated by Section 8.3(e); and (d) the Financing Sources shall be intended third-party beneficiaries of, and may enforce, Section 8.3(f)(i), Section 8.4, Section 8.5, Section 9.6, Section 9.8(b)(iv), Section 9.9, Section 9.10, Section 9.11 and Section 9.12 (and any provision of this Agreement to the extent it would modify the substance of such Sections), in each case, to the extent that it relates to the Financing Sources.

9.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8 Remedies.

(a) Remedies Cumulative. Except as otherwise provided herein (including Section 8.3(e)), any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Although the Company may pursue both a grant of specific performance and monetary damages, under no circumstances will the Company be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and monetary damages (including any monetary damages in lieu of specific performance).

(b) Specific Performance.

(i) The Parties acknowledge and agree that (A) irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions; (B) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (C) the provisions of Section 8.3 are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (D) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement.

(ii) The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Merger Sub pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

(iii) Notwithstanding anything to the contrary in this Agreement, if prior to the Termination Date any Party initiates a Legal Proceeding to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, then the Termination Date will be automatically extended by (A) the amount of time during which such Legal Proceeding is pending plus 20 Business Days; or (B) such other time period established by the court presiding over such Legal Proceeding.

(iv) Notwithstanding anything in this Agreement to the contrary, it is acknowledged and agreed that Parent has an obligation to cause the Equity Financing to be funded, including by exercising its rights under the Equity Commitment Letter, and the Company shall be entitled to specific performance to enforce the terms of the Equity Commitment Letter against Parent and to cause the Equity Financing to be funded and to cause Parent to effect the Closing in accordance with Section 2.3, in each case, only if (w) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived by Parent (other than those conditions that by their terms or nature are to be satisfied at the Closing and remain capable of satisfaction), (x) the Third Party Financing has been or would be funded at the Closing assuming the Equity Financing is funded, (y) the Company has irrevocably confirmed in writing that if specific performance is granted and the Financing is funded, then it is ready, willing and able to take the actions within its control that are required of it by this Agreement to consummate the Closing, and (z) Parent fails to consummate the Closing on or prior to the later of the date the Closing should have occurred pursuant to Section 2.3 and ten (10) Business Days following the delivery of such Company confirmation. Notwithstanding the foregoing and subject to the rights of the parties to the definitive agreements for any Third Party Financing under the terms thereof, the Company and its Affiliates and their direct and indirect equityholders shall not have any rights or claims (whether in contract or in tort or otherwise) against any Financing Source, solely in their respective capacities as lenders, investors or arrangers in connection with the Third Party Financing, and in no event shall the Company, any of its Affiliates or its or their direct or indirect equityholders be entitled to directly seek the remedy of specific performance of this Agreement against any Financing Source.

9.9 Governing Law. This Agreement and all actions, proceedings, causes of action, claims or counterclaims (whether based on contract, tort, statute or otherwise) based upon, arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and construed in accordance with the Laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws, including any statutes of limitations, of any jurisdiction other than the State of Delaware; provided that, any and all actions, proceedings, causes of action, claims or counterclaims (whether based on contract, tort, statute or otherwise) brought against any Financing Sources, the foregoing shall be governed by, and construed in accordance with, the laws of the State of New York.

9.10 Consent to Jurisdiction. Each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Merger or the Guarantee, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any other state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement, the Guarantee or the transactions contemplated hereby or thereby; (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any Legal Proceeding arising in connection with this Agreement, the Guarantee or the transactions contemplated hereby or thereby shall be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it shall not bring any Legal Proceeding relating to this Agreement, the Guarantee or the transactions contemplated hereby or thereby in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Notwithstanding the foregoing, each of the Parties agree that it will not bring any action, proceeding, claims or counterclaims, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Sources in any way relating to this Agreement, the Third Party Financing or any of the Transactions, including but not limited to any dispute arising out of or relating in any way to any debt or preferred equity commitment letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York sitting in New York County (and appellate courts thereof), and makes the agreements, waivers and consents set forth in the first sentence of this Section 9.10 mutatis mutandis but with respect to the courts specified in this sentence.

9.11 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE GUARANTEE, THE THIRD PARTY FINANCING, THE EQUITY COMMITMENT LETTER OR THE FINANCING, INCLUDING AGAINST ANY OF THE FINANCING SOURCES. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD

NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no Parent Related Parties (other than the Guarantor to the extent set forth in the Guarantee or Equity Commitment Letter) or Financing Sources shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise, including under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or other Environmental Laws) based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to be made in connection herewith.

9.13 Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties is reasonably apparent on the face of such disclosure.

9.14 Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.15 Kaseya. Parties agree and acknowledge that Kaseya Parent shall be a party to this Agreement solely for purposes of Section 3.30, Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.6, Section 4.10, Section 4.16, Section 4.17, Section 6.2 and Section 6.13. Parties agree and acknowledge that Kaseya Inc. shall be a party to this Agreement solely for purpose of Section 3.30, Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.6, Section 4.10, Section 4.12, Section 4.16, Section 4.17, Section 6.4 and Section 6.13.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

KNOCKOUT PARENT INC.

By:	/s/ Kathy Wagner
Name: Kathy Wagner
Title: Authorized Officer

KNOCKOUT MERGER SUB INC.

By:	/s/ Kathy Wagner
Name: Kathy Wagner
Title: Authorized Officer

DATTO HOLDING CORP.

By:	/s/ Tim Weller
Name: Tim Weller
Title: Chief Executive Officer

KASEYA HOLDINGS INC.

(solely for purposes of Section 3.30, Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.6, Section 4.10, Section 4.16, Section 4.17, Section 6.2 and Section 6.13)

By:	/s/ Kathy Wagner
Name: Kathy Wagner
Title: Authorized Officer

[Signature Page to Agreement and Plan of Merger]

KASEYA INC.

(solely for purposes of Section 3.30, Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.6, Section 4.10, Section 4.12, Section 4.16, Section 4.17, Section 6.4 and Section 6.13)

By:	/s/ Ernie D’Ambrose
Name: Ernie D’Ambrose
Title: Authorized Officer

Exhibit A

Certificate of Incorporation of the Company

[See attached]

Exhibit B

Form of Written Consent

[See attached]